
03057166

AR/S

Annual Report 2002



P.E 12.31-02

APR 28 2003 0-10997

West Coast Bancorp/New/OR



WEST COAST BANK

CK



Oregon Coast
Newport, Oregon

West Coast Bank
The Northwest's Community Bank

Some call it a client value proposition but, for West Coast Bank, it's simply our way of doing business:

> *Service clients who seek the resources, sophisticated products and expertise of a larger financial organization, along with the local decision-making power, market knowledge and orientation of a community bank.*

For more than 75 years, West Coast Bank has been doing just that. Our customers seek us out because we offer the financial products necessary to build their businesses, homes and retirement security. They stay with us because we treat them as individuals, not account numbers.

Today's customers realize that the biggest bank may not be the best bank. They want a bank large enough to offer a full spectrum of financial services, yet small enough to remember their names when they walk through the door. They want the speed and control of online treasury management without sacrificing the hometown feel of their local branch.

With 44 locations and more than $1.5 billion in assets, West Coast may seem like a large bank. But our focus on individual needs and those of the local community shows our commitment to remaining a community bank. And, though we have grown and prospered, we've retained our Northwest roots and have succeeded by investing in the dreams of our customers.

Letter to Shareholders



Lloyd D. Ankeny, Chairman of the Board (left)
Robert D. Sznewajs, President and CEO (right)

Daily headlines in 2002 told an unfortunate story as many investors experienced significant market losses due to the weakened economy and corporate fraud. Despite the soft Northwest economy, West Coast Bank achieved record earnings for the year, increasing earnings per share in 2002 by 16% over the previous year. This was accomplished through the management team's disciplined approach to growing our core business segments, consistent with strategies developed in previous years. As a result, the Company increased its average loan and deposit balances on a year-over-year basis by 10% and 9% respectively.

To support the growth in our home equity, commercial banking and deposit gathering businesses, the Company continued to invest in people, products and distribution. We will continue to make similar investments in 2003.

The 2002 Employee Survey reported that 93% of our employees enjoy their work, realize its importance to the Company's success, and understand and agree with the Company's goals and strategies. The Company recognizes the invaluable contribution of these dedicated and professional team members to our relationship banking reputation.

Our client value proposition of providing sophisticated products and services to our customers also has proven instrumental in growing our business. For example, since the introduction of Internet treasury management products in late 2000, 270 customers have chosen to maximize their working capital with this suite of services. Additionally, more than 130 customers are using the Quicken products the Company began offering in 2002 to manage their home or small business finances.

The Company's well-deserved reputation for stellar customer service continues. Our 2002 Customer Service Survey indicated high satisfaction with service and products. More than 89% of respondents said they "Always receive friendly and efficient service at West Coast Bank" and 77% reported they would "Always be comfortable referring others to their banker at West Coast Bank." These results are significantly higher than the industry norm.

During 2002, the Company opened Pearl District and Beaverton branches and moved the Clackamas branch; all are conveniently located in the Portland metropolitan area.

In an era of increased focus on corporate governance, the West Coast Bank Board of Directors has taken several steps to improve our oversight processes. Among these, the Board will recommend proposals to shareholders which, if approved, will strengthen shareholder interests. One proposal would replace the current staggered term of office with an annual election of Directors. The other would limit the use of preferred stock in the event of a hostile takeover offer. The Board also has established specific charters for each of its committees and revised its corporate governance policy in accordance with recently passed legislation.

The Company is pleased to announce that Dr. Nancy Wilgenbusch and Steve Oliva were elected to our Board of Directors in January 2003. Nancy is the president of Marylhurst University and the past chair of the Portland branch of the Federal Reserve. She serves on the board of Cascade Corporation and is a trustee of the Tax-Free Trust Fund of Oregon. Steve is a long-time Vancouver, Washington resident and the owner of Hi-School Pharmacy, which has locations in Oregon and Washington. He is active in many civic organizations.

As West Coast Bank capitalizes on its strengths in 2003, the Company will continue to meet the financial needs of valued customers in the Pacific Northwest communities we serve, while working to increase shareholder value.

Sincerely,

Robert D. Sznewajs
President and CEO

Lloyd D. Ankeny
Chairman of the Board

Q4 2000 – Q4 2002
By Quarter

Fully Diluted Earnings Per Share


$0.31
0.29
0.27
0.25
0.23
0.21
0.19
0.17
0.15
Q4 2000
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002

Return on Average Equity


15.0%
14.5%
14.0%
13.5%
13.0%
12.5%
12.0%
11.5%
11.0%
Q4 2000
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002

Net Interest Margin


5.6%
5.4%
5.2%
5.0%
4.8%
4.6%
4.4%
4.2%
4.0%
Q4 2000
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002

Efficiency Ratio


72%
70%
68%
66%
64%
62%
60%
58%
56%
Q4 2000
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002

Net Charge-offs to Average Loans


0.55%
0.50%
0.45%
0.40%
0.35%
0.30%
0.25%
0.20%
0.15%
0.10%
Q4 2000
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002

Non-Performing Assets to Ending Assets


0.68%
0.64%
0.60%
0.56%
0.52%
0.48%
0.44%
0.40%
0.36%
Q4 2000
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002

WCB —○— Peer Average - - -

Peers defined as 124 publicly traded banks in the U.S. with total assets $1 billion-$5 billion. Data is from SNL Datasource, SNL Securities.



Rural Washington County
Hillsboro, Oregon

Pinnacle Exhibits
Bank Customers

In the four years since Hillsboro-based Pinnacle Exhibits, LLC launched its business, they've learned what they need in a financial institution—and have found it at West Coast Bank.

Pinnacle Exhibits designs, builds and manages custom trade show booths and is jointly owned by Robert and Janice Roth and Chris and Liliana Olberding. Today the company has 51 employees, satellite offices in Seattle and Los Angeles and a 66,000 square-foot production and warehouse facility in Hillsboro. Its client list features some of the biggest names in the business including Sony, Microsoft, Nike and Levi Strauss.

"When we first started the business, we were with a bank that specialized in small businesses and they were very good, both in products and services," said Janice Roth, one of the four partners of the company. "Then the bank was bought by a national giant and almost overnight we went from being a valued customer to being just an account number."

Dissatisfied with the service they received from the larger bank, Pinnacle switched its accounts to the small, locally owned bank that held its construction loan. Although the smaller bank did a great job with the construction loan, it fell short in other areas.

"They didn't have a very good online banking system and there were a lot of glitches along the way," Roth said. "It was almost like we were the guinea pigs. We were requesting services the bank wasn't used to providing."

When the time came to add to its building in the summer of 2001, Pinnacle contacted its small bank for a loan, only to find that the bank was "loaned up" for the year.

"To do the loan they would have had to sell it on the secondary market, which would have raised the interest rate," Roth said. "That's when our financial advisor suggested West Coast Bank. West Coast not only took on the loan for the addition, it rolled in our original loan and gave us a rate that was one-and-three-eighths percent lower than our original rate, which is very significant."

Pleased with both the products and the customer service at West Coast Bank, Pinnacle switched all its accounts to West Coast, including business checking, money market accounts, CDs and various treasury management services.

"I love the online banking," Roth said. "I can transfer funds from one account to another and check balances without having to make a phone call or wait for a statement to arrive."

For deposits, Roth likes the convenience of the new bank branch near Cornelius Pass Road and Highway 26, which is less than two miles away. Pinnacle's relationship manager at West Coast Bank, Carol Grant, is nearby too. "Carol lives out here so she'll often make arrangements to meet us here at the office either early or late in the day."

Pinnacle president Chris Olberding also endorses the products and customer service offered by West Coast Bank.

"When we first started dealing with West Coast Bank, it was apparent that its focus is small- to medium-sized businesses like ours," Olberding said. "They've filled in all the pieces we felt were missing at the other banks."



State Capitol
Olympia, Washington

Olympia Orthopedic Associates
Bank Customers

Today, creating a successful orthopedic practice demands more than assembling a group of skilled surgeons. It requires a continual investment in the latest technology, an acute business sense and the ability to focus on patient care while overseeing day-to-day office operations. Olympia Orthopedic Associates has found success in both the personal and the business sides of operating a medical practice.

What began as a three-member group of orthopedic surgeons merged in 1998 with a four-member group, then this year with another four-member group to create the largest orthopedic practice in Thurston County, Washington. The practice now has 11 orthopedic surgeons, clinics in both east and west Olympia and a new outpatient surgery center and clinic in Tumwater.

To finance the steady growth of the practice, its members turned to their long-time banking partner, West Coast Bank.

"We've relied on West Coast Bank for our day-to-day banking and deposits and have been very happy with the service," said Dr. Stephen Snow, managing partner for Olympia Orthopedic Associates. "When we needed a construction loan for the surgery center, we had no reason to go anywhere else."

In addition to the surgery center, West Coast Bank has helped the group finance medical equipment, building improvements, a networked computer system and a variety of surgical instruments. The group now is in the process of purchasing a new million dollar MRI machine for their west Olympia office.

"West Coast Bank offered consulting advice on purchasing versus leasing the new equipment," Snow said. The bank also provided a line of credit when the surgery center first opened. "They covered us during the ramp-up period when we had costs but before we received any insurance company reimbursements."

Olympia Orthopedics' relationship manager at West Coast Bank is Steve Ryan in the Olympia Business Banking Center. "We have a close relationship with Steve and talk regularly, especially during construction projects," he said. Snow points out that he has friends who work at other banks in town who would love to have his business, but he has no reason to switch from West Coast.

"They've given us the financing we've needed and have helped us accomplish our goals," he said.



Capitol Mall
Salem, Oregon

Kim and Debi Owen
Trust Customers

When the time comes to establish a trust, it's important to select a company that not only has expertise in estate planning, trust services and investment management, but a company with people who understand your needs—people who can answer your questions and guide you through the maze of financial considerations. West Coast Trust has been doing just that since 1967 for people like Kim and Debi Owen of Salem.

Kim's father, H. Burdette Owen, established a trust with West Coast more than a decade ago. When he and his wife Bettyrae passed away, Kim and his wife Debi became the beneficiaries of the trust. They have continued their relationship with West Coast Trust, and have used its services for setting up their own trust to benefit their children.

"My dad was a stock broker and he had great confidence in West Coast Trust so, when the trust passed on to us, we continued the relationship," said Kim Owen.

"The bank took care of all the finances while Bettyrae was in a nursing home and we met with our trust officer Alicia Benavidez on a regular basis," said Debi Owen.

Benavidez capably administered the trust as it transferred from Bettyrae to Kim and Debi. "When someone passes on," Benavidez said, "we take care of the financial details so our clients can attend to other important personal matters."

Guidance from West Coast Trust made the transition much easier for Kim and Debi. "They explained the steps that would be needed," said Kim Owen. "They made sure all the paperwork was completed and directed us to other professionals we needed to see."

Today, the Owen's continue to meet with Benavidez on a regular basis. She advises them on financial matters and makes sure their investment portfolio continues to meet their goals.

"That's one of the advantages of West Coast Trust," said Benavidez. "We're big enough to offer a variety of professionally managed investment styles, each of which is carefully selected and monitored by our in-house investment committee. And it's all done locally; you're not calling someone at an 800 number in another state."

Debi Owen agrees. "If I need to talk to a real person, I just go down there to the trust office. They know who I am. And when they say they'll take care of something, I know it will get done."

Executive Management Team



Top Left to Right:	Anders Giltvedt, David S. Hansen
Second Row from Top Left to Right:	Richard R. Rasmussen, James D. Bygland
Lower Row Left to Right:	Kenneth L. Jundt, Sandra C. Mico, Timothy P. Dowling, Xandra McKeown, David L. Prysock, Robert D. Sznewajs, Cynthia J. Sparacio

West Coast Bank and West Coast Bancorp Board Of Directors

Lloyd D. Ankeny
Chairman of the Board
Personal Investments
Lincoln City, Oregon

Michael J. Bragg
Chairman
Loan, Investment and
Asset/Liability Committee
Attorney-At-Law
Grenley, Rotenberg, Evans,
Bragg & Bodie, PC
Portland, Oregon

William B. Loch
Chairman and
Chief Executive Officer
Capitol City Warehouse, Inc.
Salem, Oregon

Jack E. Long
Chairman
Compensation and
Personnel Committee
Secretary-Treasurer
J & L Nursery Co., Inc.
Silverton, Oregon

Steven J. Oliva
Owner
Hi-School Pharmacy
Vancouver, Washington

J.F. Ouderkirk
Chairman West Coast Trust
Attorney-At-Law
Ouderkirk & Hollen
Newport, Oregon

Steven N. Spence
Chairman
Audit, Compliance and
Governance Committee
Senior Vice President
of Spence Partners
UBS-PaineWebber Inc.
Portland, Oregon

Robert D. Sznewajs
President and
Chief Executive Officer
West Coast Bancorp
and West Coast Bank

Dr. Nancy Wilgenbusch
President
Marylhurst University
Marylhurst, Oregon

West Coast Bank Officers

Robert D. Sznewajs*
President and
Chief Executive Officer

Anders Giltvedt*
Executive Vice President
Chief Financial Officer

Cynthia J. Sparacio*
Executive Vice President
Human Resources & Administration

David L. Prysock*
Executive Vice President
Chief Credit Officer

Richard R. Rasmussen*
Executive Vice President
General Counsel
Corporate Secretary

Xandra McKeown*
Executive Vice President
Business Banking

James D. Bygland*
Executive Vice President
Chief Information Officer

Timothy P. Dowling
Regional President
South Puget Sound

Kenneth L. Jundt
Regional President
Willamette/Coast

David S. Hansen
Regional President
Portland/Vancouver

Craig B. Hummel
Senior Vice President
Credit Administration

Larry A. Johnson
Senior Vice President
Credit Administration

Peter D. Perrine
Senior Vice President
Business Banking

Lisa K. Dow
Senior Vice President
Credit Administration

Dan R. Ebert
Senior Vice President
Business Banking

David N. Sinclair
Senior Vice President
Retail Lending Administration

Steven J. Ryan
Senior Vice President
Business Banking

Jeffery A. Bertalotto
Senior Vice President
Business Banking

Kevin M. McClung*
Vice President
Controller

* Also West Coast Bancorp officers.

West Coast Trust Board Of Directors

J.F. Ouderkirk
Chairman of the Board
Attorney-At-Law
Ouderkirk & Hollen
Newport, Oregon

Michael J. Bragg
Attorney-At-Law
Grenley, Rotenberg, Evans,
Bragg & Bodie, PC
Portland, Oregon

Marcia Stilwell
Corporate Treasurer
Nike, Inc.
Beaverton, Oregon

Sandra C. Mico
President
West Coast Trust
Portland, Oregon

Steven J. Oliva
Owner
Hi-School Pharmacy
Vancouver, Washington

West Coast Trust Officers

Sandra C. Mico
President
West Coast Trust

William R. Trout
Senior Vice President
Chief Investment Officer

David P. Bell
Vice President
Operating Services Manager

Elizabeth D. Crom
Vice President
Trust Administrative Services Manager



Mt. Hood and
the Columbia Gorge

Oregon Branches

Beaverton ATM
3600 SW Cedar Hills Blvd.
Beaverton, Oregon 97005
(503) 643-7643

Canby ATM
1455 SE First Ave.
Canby, Oregon 97013
(503) 651-3157

Clackamas ATM
11690 SE 82nd Ave.
Portland, Oregon 97266
(503) 387-4040

Cornelius Pass ATM
21995 NW Imbrie Dr.
Hillsboro, Oregon 97124
(503) 615-0303

Dallas ATM
150 W Ellendale
Dallas, Oregon 97338
(503) 623-9281

Depoe Bay ATM
541 NW Highway 101
Depoe Bay, Oregon 97341
(541) 765-2356

Forest Grove ATM
4110 Pacific Ave.
Forest Grove, Oregon 97116
(503) 359-4495

Hillsboro ATM
310 SE Washington St.
Hillsboro, Oregon 97123
(503) 693-6792

Keizer ATM
4260 River Rd. N
Keizer, Oregon 97303
(503) 399-2966

Keizer
(Located in Willamette Lutheran)
7693 Wheatland Rd. N
Keizer, Oregon 97303
(503) 371-2671

Keizer Retirement Center
5210 River Rd. N
Keizer, Oregon 97303
(503) 371-2670

King City ATM
15340 SW Royalty Pkwy.
King City, Oregon 97224
(503) 968-6643

Lake Oswego ATM
5000 Meadows Rd., Suite 100
Lake Oswego, Oregon 97035
(503) 624-5864

Lincoln City ATM
4157 N Highway 101, Suite 135
Lincoln City, Oregon 97367
(541) 994-9161

McMinnville ATM
2214 McDonald Ln.
McMinnville, Oregon 97128
(503) 474-9695

Molalla ATM
401 E Main St.
Molalla, Oregon 97038
(503) 829-2237

Monmouth ATM
200 E Main St.
Monmouth, Oregon 97361
(503) 838-0601

Newberg ATM
3500 Portland Rd.
Newberg, Oregon 97132
(503) 538-3184

Newport ATM
506 SW Coast Highway
Newport, Oregon 97365
(541) 265-6666

Newport North ATM
2350 N Coast Highway
Newport, Oregon 97365
(541) 265-6691

North Plains ATM
10505 NW Glencoe Rd.
North Plains, Oregon 97133
(503) 647-2245

Pearl District ATM
1207 NW Glisan
Portland, Oregon 97209
(503) 274-0655

Portland ATM
1000 SW Broadway, Suite 1100
Portland, Oregon 97205
(503) 224-4245

Salem Downtown ATM
550 Center St. NE
Salem, Oregon 97301
(503) 399-2920

Salem East ATM
510 Lancaster Dr. NE
Salem, Oregon 97301
(503) 399-2944

Salem South ATM
3305 Commercial St. SE
Salem, Oregon 97302
(503) 399-2978

Salem West ATM
1060 Wallace Rd. NW
Salem, Oregon 97304
(503) 399-2955

Silverton ATM
315 E Main St.
Silverton, Oregon 97381
(503) 873-5376

Stayton ATM
1800 Wilco Rd.
Stayton, Oregon 97383
(503) 769-7307

Sublimity
(Located in Marion Estates)
390 Church St. SE
Sublimity, Oregon 97385
(503) 769-8336

Tigard ATM
11675 SW Pacific Hwy.
Tigard, Oregon 97223
(503) 598-7482

Toledo ATM
222 NE Highway 20
Toledo, Oregon 97391
(541) 336-1326

Waldport ATM
425 NW Hemlock
Waldport, Oregon 97394
(541) 563-3273

Wilsonville ATM
29702 SW Town Center Lp. West
Wilsonville, Oregon 97070
(503) 682-9818

Woodburn ATM
1385 Mt. Hood Ave.
Woodburn, Oregon 97071
(503) 981-8365

Washington Branches

Centralia ATM
1100 Harrison Ave.
Centralia, Washington 98531
(360) 736-0722

Chehalis ATM
290 NW Chehalis Ave.
Chehalis, Washington 98532
(360) 748-1887

Hoodsport ATM
N 24341 Highway 101
Hoodsport, Washington 98548
(360) 877-5272

Lacey ATM
665 Woodland Sq. Lp. SE
Lacey, Washington 98503
(360) 456-2400

Olympia Downtown ATM
303 Union Ave. SE
Olympia, Washington 98501
(360) 753-2400

Olympia West ATM
2850 Harrison Ave. NW
Olympia, Washington 98502
(360) 754-2400

Shelton ATM
2307 Olympic Highway N
Shelton, Washington 98584
(360) 426-5581

Vancouver ATM
500 E Broadway, Suite 100
Vancouver, Washington 98660
(360) 695-3439

Salmon Creek ATM
13023 NE Highway 99 #6
Vancouver, Washington 98686
(360) 571-7104

ATM indicates location has Automated Teller Machine. Customers may use a West Coast Bank ATM card at any West Coast Bank branch without paying a transaction fee.

West Coast Trust

West Coast Trust services are available by appointment at all West Coast Bank branches.

Salem
301 Church St. NE
Salem, Oregon 97301
(503) 399-2993

Portland
1000 SW Broadway, Suite 1100
Portland, Oregon 97205
(503) 224-2472

Vancouver
500 E Broadway, Suite 100
Vancouver, Washington 98666
(360) 693-6092

Toll Free
(800) 451-3049

Government Guaranteed Lending Group

1000 SW Broadway, Suite 1100
Portland, Oregon 97205
(503) 279-3175
Toll Free (800) 716-7474

PrimeVest Investment Center

(located at West Coast Bank)

Investment Center services are available by appointment at all West Coast Bank branches. To place trades or to contact an Investment Representative near you, call:

Toll Free (888) 569-8823 or (888) 261-0111

Securities provided by PrimeVest Financial Services, Inc., an independent registered broker/dealer. Member SIPC. Not FDIC insured; no bank guarantee; may lose value.

West Coast Bancorp

Corporate Office
5335 Meadows Rd., Suite 201
Lake Oswego, Oregon 97035
(503) 598-3241

Human Resources
550 Center St. NE
Salem, Oregon 97301
(503) 315-2836


Hoodsport
Shelton
Olympia
Lacey
Centralia
Chehalis
Vancouver
North Plains
Portland
Forest Grove
Hillsboro
Cornelius Pass
Beaverton
Tigard
Lake Oswego
King City
Clackamas
Newberg
Wilsonville
McMinnville
Canby
Woodburn
Molalla
Dallas
Keizer
Lincoln City
Salem
Silverton
Sublimity
Depoe Bay
Monmouth
Stayton
Newport
Toledo
Waldport





SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission file number 0-10997

WEST COAST BANCORP

(Exact name of registrant as specified in its charter)

Oregon (State or other jurisdiction of incorporation or organization)	93-0810577 (I.R.S. Employer Identification No.)
5335 Meadows Road – Suite 201 Lake Oswego, Oregon (Address of principal executive offices)	97035 (Zip Code)

Registrant's telephone number, including area code: (503) 684-0884

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, No Par Value
(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [X] No [ ]

The approximate aggregate market value of Registrant's Common Stock held by non-affiliates of the Registrant on June 28, 2002, was $268,672,000. The number of shares of Registrant's Common Stock outstanding on January 31, 2003, was 15,278,000.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the West Coast Bancorp Definitive Proxy Statement for the 2003 annual meeting of shareholders are incorporated by reference into Part III of Form 10-K.

Table of Contents

PART I

ITEM 1. BUSINESS

General

West Coast Bancorp ("Bancorp," "Company," or the "registrant"), an Oregon corporation and a bank holding company, was organized in August of 1981 under the name "Commercial Bancorp." Commercial Bancorp merged with West Coast Bancorp, a one-bank holding company based in Newport, Oregon, on February 28, 1995. The combined corporation retained the name "West Coast Bancorp," and moved its headquarters to Lake Oswego, Oregon. References in this report to "we," "us," or "our" refer to Bancorp.

Bancorp is headquartered in Lake Oswego, and its principal business activities are conducted through its full-service, commercial bank subsidiary West Coast Bank ("Bank"), an Oregon state-chartered bank with deposits insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2002, the Bank had facilities in 33 cities and towns in western Oregon and western Washington, operating a total of 41 full-service and three limited-service branches. Bancorp also owns West Coast Trust Company, Inc. ("WCT" or "West Coast Trust"), an Oregon trust company that provides agency, fiduciary and other related trust services. The market value of assets managed for others at December 31, 2002 totaled $221.9 million.

Bancorp's net income for 2002 was $18.2 million, or $1.13 per diluted share, and its consolidated equity at December 31, 2002, was $133.4 million, with 15.3 million common shares outstanding and a book value of $8.70 per share. Net loans of $1.14 billion at December 31, 2002, represented approximately 74.6% of total assets of $1.53 billion. Bancorp had deposits totaling $1.27 billion at December 31, 2002. For more information regarding Bancorp's financial results, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements and Supplementary Data," contained in this report.

Bancorp is committed to community banking and intends West Coast Bank to remain community-focused. Bancorp's strategic vision includes expansion of business banking market penetration, as well as greater distribution capability in the Pacific Northwest. Bancorp will continue to seek acquisition opportunities with other community banks that share its business philosophies. Bancorp also intends to grow its distribution and reach through development of new branch locations in key growth markets. Consistent with that strategy, we opened new branches in Beaverton, Oregon, and in the Pearl District of Portland, Oregon, during 2002.

Bancorp's filings with the Securities and Exchange Commission, including its annual report on Form 10-K, quarterly reports on Form 10-Q, periodic reports on Form 8-K and amendments to these reports, are accessible free of charge at www.wcb.com.

Subsidiaries

West Coast Bank

West Coast Bank was organized in 1925 under the name "The Bank of Newport," and its head office is currently located in Lake Oswego, Oregon. The Bank resulted from the merger on December 31, 1998, of the Bank of Newport of Newport, Oregon, The Commercial Bank of Salem, Oregon, Bank of Vancouver (Washington), and Centennial Bank of Olympia, Washington, into a single entity, which was named "West Coast Bank". The Bank conducts business through 44 branches located in western Oregon and southwestern Washington. The Oregon branches are located in the following cities and towns: Salem-four branches, Keizer-three branches, Newport–two branches, Beaverton, Canby, Clackamas, Dallas, Depoe Bay, Forest Grove, Hillsboro-two branches, King City, Lake Oswego, Lincoln City, McMinnville, Molalla, Monmouth, Newberg, North Plains, Portland-two branches, Silverton, Stayton, Sublimity, Tigard, Toledo, Waldport, Wilsonville, and Woodburn. The Bank's Washington branches are located in the following cities and towns: Vancouver-two branches, Olympia-two branches, Centralia, Chehalis, Hoodsport, Lacey, and Shelton. At December 31, 2002, Bancorp had deposits totaling $1.27 billion and net loans totaling $1.14 billion.

The primary business strategy of the Bank is to provide comprehensive banking and related financial services tailored to individuals, professionals, and small to medium-sized businesses. The Bank emphasizes the diversity of its product lines and convenient access typically associated with larger financial organizations, while maintaining the local decision making authority, market knowledge, and customer service orientation of a community bank. The Bank has significant focus on four targeted segments: 1) high value consumers (including the mature market), 2) smaller businesses with credit needs under $250,000, 3) medium-sized commercial businesses with credit needs over $250,000 up to $15 million, and 4) commercial real estate and construction-related businesses.

For consumer banking customers, the Bank offers a variety of flexible checking and savings plans, as well as competitive borrowing products, including lines of credit, home equity loans, mortgages, credit cards, and other types of consumer loans. Customers have access to these products through a variety of convenient channels such as 24 hour a day, 7 days a week automated phone or Internet access, and through ATMs (both shared and proprietary networks), and our 44 branch locations.

For business banking customers, the Bank offers tailored deposit plans, packaged checking with sophisticated, Internet-based cash management and a full array of investment services all with online and/or CD-ROM information reporting. Customized financing packages for commercial, commercial real estate and construction purposes are developed from a suite of loan offerings, including: Short-to-intermediate term loans, inventory financing, equipment leasing, revolving lines-of-credit, SBA loans, business VISA credit cards, and other types of credit. The Bank's portfolio has some concentration in real estate-secured loans, construction loans, and agricultural and light manufacturing-related businesses.

The principal office of the Bank is at 5335 Meadows Road, Suite 201, Lake Oswego, OR 97035 (503) 684-0884.

West Coast Trust

West Coast Trust provides trust services to individuals, partnerships, corporations, and institutions. WCT acts as fiduciary of estates and conservatorships, and as a trustee under various wills, trusts, and pension and profit-sharing plans. Annuity products and services are available and offered through a third party broker-dealer with offices at certain bank branches. The main office of WCT is located at 301 Church Street, Salem, OR 97301 (503) 399-2993.

Totten, Inc.

Totten, Inc., a Washington corporation, serves as trustee under deeds of trust and holds certain real estate licenses.

Centennial Funding Corporation

Centennial Funding Corporation, a Washington corporation, is an FHA-approved mortgage lender that can make home loans and residential development loans.

ELD, Inc.

ELD, Inc, a Washington corporation incorporated by Centennial Bank in October, 1990, conducts real estate reconveyances.

West Coast Statutory Trust I

West Coast Statutory Trust I is a wholly owned subsidiary trust of West Coast Bancorp formed to facilitate the issuance of Pooled Trust Preferred Securities. West Coast Statutory Trust I was organized November 27, 2001.

West Coast Statutory Trust II

West Coast Statutory Trust II is a wholly owned subsidiary trust of West Coast Bancorp formed to facilitate the issuance of Pooled Trust Preferred Securities. West Coast Statutory Trust II was organized June 26, 2002.

Employees

At December 31, 2002, Bancorp and its subsidiaries had approximately 555 full-time equivalent employees. None of these employees are represented by labor unions and management believes that Bancorp's relationship with its employees is good. A number of benefit programs are available to eligible employees, including group medical plans, paid sick leave, paid vacation, group life insurance, a 401(k) plan, deferred compensation plans, stock incentive plan, and an optional employee stock purchase plan.

Competition

Commercial banking in the state of Oregon and southwest Washington is highly competitive with respect to providing banking services, including making loans and attracting deposits. The Bank competes with other banks, as well as with savings and loan associations, savings banks, credit unions, mortgage companies, investment banks, insurance companies, securities brokerages, and other financial institutions. Banking in Oregon and Washington is dominated by several significant banking institutions, including U.S. Bank, Wells Fargo Bank, Bank of America, and Washington Mutual Bank, which together account for a majority of the total commercial and savings bank deposits in Oregon and Washington. These competitors have significantly greater financial resources and offer a greater number of branch locations (with statewide branch networks), higher lending limits, and a variety of services not offered by the Bank. Bancorp has attempted to offset some of the advantages of the larger competitors by arranging participations with other banks for loans above its legal lending limits, as well as leveraging technology and third party arrangements to better compete in targeted customer segments. Bancorp has positioned itself successfully as a local alternative to banking conglomerates that may be perceived by customers or potential customers, to be impersonal, out-of-touch with the community, or simply not interested in providing banking services to some of Bancorp's target customers. Over the past few years, numerous "community" banks have been formed or moved into Bancorp's market areas and have developed a similar focus. This growing number of similar banks and an increased focus by larger institutions on the Bank's market segments in response to declining market perception and/or market share has led to intensified competition.

The adoption of the Gramm-Leach-Bliley Act of 1999 (the "Financial Services Modernization Act") in November 1999 has led to further intensification of competition in the banking industry. The Financial Services Modernization Act has eliminated many of the barriers to affiliation among providers of various types of financial services and has permitted business combinations among financial providers such as banks, insurance companies, securities or brokerage firms, and other financial service providers. This has led to increased competition in both the market for providing financial services and in the market for acquisitions in which Bancorp also participates.

In general, the financial services industry has experienced widespread consolidation over the last decade. Bancorp anticipates that consolidation among financial institutions in its market area will continue, although at a slower pace. Other financial institutions, many with substantially greater resources than Bancorp, compete in the acquisition market against Bancorp. Some of these institutions, among other items, have greater access to capital markets, larger cash reserves and a more liquid currency than Bancorp. Additionally, the rapid adoption of financial services through the Internet has reduced the barrier to entry by financial services providers physically located outside our market area. Although Bancorp has been able to compete effectively in the financial services business in its markets to date, there can be no assurance that it will be able to continue to do so in the future.

Governmental Policies

The earnings and growth of Bancorp, the Bank and Bancorp's other subsidiaries, as well as their existing and future business activities, are affected not only by general economic conditions, but also by the fiscal and monetary policies of the Federal government and its agencies, particularly the Board of Governors of the Federal Reserve System ("FRB"). The FRB implements national monetary policies (intended to curb inflation and combat recession) by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements, and by varying the discount rates applicable to borrowings by banks from the Federal Reserve Bank. The actions of the FRB in these areas influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans and deposits. As banking is a business which depends largely on interest rate differentials (in general, the difference between the interest rates paid by the Bank on its deposits and other borrowings and the interest rates received by the Bank on loans extended to its customers and on securities held in the Bank's investment portfolio), the influence of economic conditions and monetary policies on interest rates will directly affect earnings. The nature and impact of any future changes in monetary policies cannot be predicted.

Monetary Policies

We are affected by the credit policies of monetary authorities, including the Board of Governors of the FRB, which affect the national supply of bank credit. Such regulations influence overall growth of bank loans, investments and deposits. The monetary policies of the Federal Reserve authorities have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

Supervision and Regulation

Introduction

We are extensively regulated under federal and state law. These laws and regulations are primarily intended to protect depositors, not stockholders. Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may also be affected by changes in the policies of banking and other government regulators. We cannot predict with certainty the nature or extent of the possible future effects on our business and earnings of changes in fiscal or monetary policies or in federal or state laws and regulations.

Following is a brief description of the significant laws and regulations that govern our activities. The description is qualified in its entirety by reference to the applicable statutes and regulations.

Bank Holding Company Regulation

General. As a bank holding company, Bancorp is subject to the Bank Holding Company Act of 1956, as amended (the "BHCA"), which places Bancorp under the supervision of the Federal Reserve. Bancorp must file annual reports with the Federal Reserve and must provide it with such additional information as it may require. In addition, the Federal Reserve periodically examines Bancorp and its subsidiaries, including the Bank.

In general, the BHCA limits a bank holding company to owning or controlling banks and engaging in other banking-related activities. Bank holding companies must obtain Federal Reserve approval before they: (1) acquire direct or indirect ownership or control of any voting shares of any bank that results in total ownership or control, directly or indirectly, of more than 5% of the voting shares of such bank; (2) merge or consolidate with another bank holding company; or (3) acquire substantially all of the assets of another bank or bank holding company.

Control of Nonbanks. With some exceptions, the BHCA also prohibits bank holding companies from acquiring direct or indirect ownership or control of more than 5% of the voting shares in any company that is not a bank or a bank holding company unless the Federal Reserve determines that the activities of such company are incidental or closely related to the business of banking. If a bank holding company is well-capitalized and meets certain criteria specified by the Federal Reserve, it may engage de novo in certain permissible nonbanking activities without prior Federal Reserve approval.

Financial Services Modernization Act. The Financial Services Modernization Act came into effect in March 2000. It repealed provisions of prior law that restricted the affiliation of Federal Reserve member banks with firms "engaged principally" in specified securities activities and officer, director, or employee interlocks between a member bank and any company or person "primarily engaged" in specified securities activities. In addition, the Financial Services Modernization Act contains provisions that expressly preempt any state law restricting the establishment of financial affiliations, primarily related to insurance. The general effect of the law is to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers by revising and expanding the bank holding company framework to permit a holding company system to engage in a full range of financial activities through a new entity known as a financial holding company. To date, we have not elected to become a financial holding company.

We do not believe that the Financial Services Modernization Act has negatively affected our operations in the near-term. However, to the extent that the financial services industry further consolidates, we may face increased competition from larger institutions and other types of companies with substantially greater resources than we have offering a wider variety of financial products than we currently offer.

The Financial Services Modernization Act and related regulations also:

- broadened the activities that may be conducted by national banks, banking subsidiaries of bank holding companies, and their financial subsidiaries;
- provided an enhanced framework for protecting the privacy of consumer information and limited the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties;
- required financial institutions to establish an information security program;
- modified the laws governing the implementation of the Community Reinvestment Act; and
- addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

Management believes that compliance with the Financial Services Modernization Act and related regulations has not adversely affected our operations.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit Bancorp's ability to obtain funds from the Bank for its cash needs, including funds for payment of dividends, interest and operational expenses

Support of Subsidiary Banks. Under Federal Reserve policy, Bancorp is expected to act as a source of financial and managerial strength to the Bank. This means that Bancorp is required to commit, as necessary, resources to support the Bank. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

State Law Restrictions. As an Oregon corporation, Bancorp is subject to certain limitations and restrictions under applicable Oregon corporate law. For example, state law restrictions in Oregon include limitations and restrictions relating to indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records, and minutes, and observance of certain corporate formalities.

Bank Regulation

General. The Bank is an Oregon commercial bank operating in Oregon and Washington with deposits insured by the FDIC. As a result, the Bank is subject to supervision and regulation by the Oregon Department of Consumer and Business Services, the Washington Department of Financial Institutions, and the FDIC. These agencies have the authority to prohibit banks from engaging in what they believe constitute unsafe or unsound banking practices.

Community Reinvestment Act and Fair Lending Developments. We are subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations and Community Reinvestment Act ("CRA") activities. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. A bank may be subject to substantial penalties and corrective measures for a violation of certain fair lending laws. The federal banking agencies may take into account compliance with such laws and CRA obligations when regulating and supervising other activities, such as evaluating mergers, acquisitions and applications to open a branch or facility. In connection with its assessment of CRA performance, the FDIC assigns a rating of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance." The Bank received a CRA rating of satisfactory during its most recent CRA examination in late 2002.

Insider Credit Transactions. Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons. Extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as, and follow credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with persons not listed above and who are not employees, and (2) must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in the assessment of substantial civil monetary penalties, the imposition of a cease and desist order, and other regulatory sanctions. The prohibition contained in the Sarbanes-Oxley Act of 2002 on loans to directors, executive officers and major shareholders of public companies does not apply to loans by FDIC insured depository institutions, such as the Bank.

Regulation of Management. Federal law (1) sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency; (2) places restraints on lending by a bank to its executive officers, directors, principal shareholders, and their related interests; and (3) prohibits management personnel of a bank from serving as a director or in other management positions of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Deposit Insurance. The deposits of the Bank are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund ("BIF") administered by the FDIC. The Bank is required to pay semiannual deposit insurance premium assessments to the FDIC.

The FDIC has implemented a risk-based insurance premium system under which banks are assessed insurance premiums based on how much risk they present to the BIF. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern. The Bank presently qualifies for the lowest premium level.

FDICIA. Under the Federal Deposit Insurance Corporation Improvement Act ("FDICIA"), each federal banking agency has prescribed, by regulation, non-capital safety and soundness standards for institutions under its authority. These standards cover internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to the agency, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. Management believes that the Bank meets all such standards and, therefore, does not believe that these regulatory standards will materially affect Bancorp's business operations.

The USA Patriot Act. The USA Patriot Act (the "Patriot Act") was signed into law on October 26, 2001. The Patriot Act gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act, the Patriot Act takes measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions impose affirmative obligations on a broad range of financial institutions, including banks. The federal banking agencies are required to take into consideration the effectiveness of controls designed to combat money laundering activities in determining whether to approve a merger or other acquisition application of a member institution.

Among other requirements, the Patriot Act requires banks to establish anti-money laundering programs, to adopt procedures and controls to detect and report money laundering, and to comply with certain enhanced recordkeeping obligations with respect to correspondent accounts of foreign banks. We do not believe that compliance with these new requirements has had a material effect on our operations.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") generally authorizes interstate branching and relaxes federal law restrictions on interstate banking. Currently, bank holding companies may purchase banks in any state, and states may not prohibit these purchases. Additionally, banks are permitted to merge with banks in other states, as long as the home state of neither merging bank has opted out under the legislation. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

Under FDIC regulations, banks are prohibited from using their interstate branches primarily for deposit production. The FDIC has accordingly implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

Oregon and Washington each enacted "opting in" legislation in accordance with the Interstate Act provisions allowing banks to engage in interstate merger transactions, provided the in-state bank has been in existence a minimum of three years in Oregon or five years in Washington.

Dividends

The principal source of Bancorp's cash reserves is dividends received from the Bank. The banking regulators may prohibit banks and bank holding companies from paying dividends that would constitute an unsafe or unsound banking practice. In addition, Oregon law limits a bank's ability to pay dividends to the amount of unrestricted retained earnings of the Bank. A bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements, or if it is deemed to be less than adequately capitalized. Under the restrictions of maintaining adequate minimum capital, as of December 31, 2002, the Bank could have declared dividends totaling $43.3 million without obtaining prior regulatory approval.

Stock Repurchases

A bank holding company, except for certain "well-capitalized" and highly rated bank holding companies, is required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of its consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order, or any condition imposed by, or written agreement with, the Federal Reserve.

Capital Adequacy

Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. If capital falls below minimum guideline levels, the bank holding company or bank may be denied approval to acquire or establish additional banks or non-bank businesses or to open new facilities.

The FDIC and Federal Reserve use risk-based capital guidelines for banks and bank holding companies. These are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the Federal Reserve has noted that bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios well in excess of the minimum. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier I capital. Tier I capital for bank holding companies includes common stockholders' equity, certain qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, minus specified intangibles and accumulated other comprehensive income (loss).

The Federal Reserve also employs a leverage ratio, which is Tier I capital as a percentage of total assets minus intangibles, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The Federal Reserve requires a minimum leverage ratio of 3%. However, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, the Federal Reserve expects an additional cushion of at least 1% to 2%.

FDICIA created a statutory framework of supervisory actions indexed to the capital level of the individual institution. Under regulations adopted by the FDIC, an institution is assigned to one of the five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. Institutions which are deemed to be "undercapitalized" depending on the category to which they are assigned are subject to certain mandatory supervisory corrective actions. Bancorp does not anticipate that these regulations will have any material effect on its operations.

ITEM 2. PROPERTIES

The principal properties owned by the Bank include a 40,000-square-foot office and branch facility in downtown Salem, Oregon, a 15,600-square-foot office and branch facility in Newport, Oregon, and a 12,000-square-foot branch and office facility in Lacey, Washington. In total, the Bank owns 28 buildings, primarily to house branch offices, and owns the land under 23 of those buildings.

Other Bancorp facilities are located in leased office or branch space, including the Bank's headquarters office in Lake Oswego, Oregon, and office space in Salem, Oregon, where the Bank's data center is located, and in Wilsonville, Oregon, for a loan servicing and operations center. The Bank leases space at approximately 24 other locations for branch and other office facilities. The aggregate monthly rental on all properties leased by Bancorp is approximately $174,000.

ITEM 3. LEGAL PROCEEDINGS

In April, 2002, a lawsuit was filed against Bancorp in the Circuit Court of the State of Oregon for the County of Lincoln by Walter L. West d.b.a. Walter West Construction Co. The suit is known as Walter L. West, dba Walter West Construction Co. v. Jeffrey Teeny, Stephen L. Stoelk, Shauna L. Stoelk, B.A.S.S. Construction Co., Inc. and West Coast Bancorp. Plaintiffs have asserted claims against Bancorp alleging breach of contract, various estoppel theories, negligent misrepresentation, and interference with prospective economic advantage.

Plaintiff's allegations relate to Bancorp's alleged failure to provide take out financing to a third party in connection with a real estate transaction in 1998. Plaintiff alleges that it was a third party beneficiary of an agreement to provide financing and that Bancorp's actions in connection with the transaction constituted a breach of contract and was tortious under Oregon law. Plaintiff seeks damages from Bancorp in the amount of $3.5 million, plus such additional damages as may be proven at trial.

In addition, Bancorp is periodically party to litigation arising in the ordinary course of business. Based on information currently known to management, although there are uncertainties inherent in litigation, we do not believe there is any legal action to which Bancorp or any of its subsidiaries is a party that, individually or in the aggregate, will have a materially adverse effect on Bancorp's financial condition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

NONE.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Stock Price and Dividends

West Coast Bancorp common stock trades on The Nasdaq Stock Market under the symbol "WCBO". The high and low daily closing sale prices of our common stock for the periods indicated are shown in the table below. The prices below do not include retail mark-ups, mark-downs or commissions, and may not represent actual transactions. All per share information has been adjusted retroactively for all stock dividends and splits previously issued. As of December 31, 2002, there were approximately 1,619 holders of common stock of record.

	2002			2001		
	Market Price		Cash dividend	Market Price		Cash dividend
	High	Low	declared	High	Low	declared
1st Quarter	15.85	13.02	$0.0725	$10.63	$9.19	$0.065
2nd Quarter	17.15	14.15	$0.0725	$13.35	$9.94	$0.065
3rd Quarter	17.09	13.91	$0.0775	$14.25	$11.91	$0.0725
4th Quarter	16.59	13.67	$0.0775	$14.25	$12.28	$0.0725

Dividends are limited under federal and Oregon laws and regulations pertaining to Bancorp's financial condition. Payment of dividends may also be subject to direct regulation by state banking regulators. See "Business – Supervision and Regulation."

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data should be read in conjunction with West Coast Bancorp's (Bancorp or the Company) consolidated financial statements and the accompanying notes presented in this report. The per share information has been adjusted retroactively for all stock dividends and splits.

	As of and for the Year Ended December 31,				
(Dollars in thousands, except per share data)	2002	2001	2000	1999	1998
Interest income	$ 96,028	$ 100,277	$ 107,913	$ 97,363	$ 97,053
Interest expense	28,532	40,572	48,082	36,890	36,431
Net interest income	67,496	59,705	59,831	60,473	60,622
Provision for loan loss	4,979	3,282	2,068	2,190	2,900
Net interest income after provision for loan loss	62,517	56,423	57,763	58,283	57,722
Noninterest income	18,694	17,031	13,873	16,234	19,159
Noninterest expense	54,018	51,999	54,573	49,271	56,098
Income before income taxes	27,193	21,455	17,063	25,246	20,783
Provision for income taxes	8,990	6,695	5,443	7,914	6,724
Net income	$ 18,203	$ 14,760	$ 11,620	$ 17,332	$ 14,059
Per share data:					
Basic earnings per share	$ 1.17	$ 0.92	$ 0.70	$ 1.02	$ 0.83
Diluted earnings per share	$ 1.13	$ 0.90	$ 0.69	$ 1.00	$ 0.79
Cash dividends	$ 0.30	$ 0.28	$ 0.25	$ 0.21	$ 0.16
Period end book value	$ 8.70	$ 8.04	$ 7.39	$ 6.92	$ 6.80
Weighted average common shares outstanding	16,068,535	16,452,744	16,834,299	17,369,550	17,758,134
Total assets	$ 1,532,327	$ 1,435,701	$ 1,354,961	$ 1,354,687	$ 1,255,423
Total deposits	$ 1,266,453	$ 1,171,433	$ 1,076,608	$ 1,080,798	$ 1,108,457
Total long-term borrowings	$ 98,000	$ 90,500	$ 45,022	$ 65,689	$ 20,260
Net loans	$ 1,143,077	$ 1,069,798	$ 985,968	$ 962,817	$ 849,599
Stockholders' equity	$ 133,387	$ 128,790	$ 121,269	$ 116,793	$ 117,225
Financial ratios:					
Return on average assets	1.22%	1.08%	0.86%	1.37%	1.21%
Return on average equity	13.96%	11.72%	9.86%	14.86%	12.97%
Average equity to average assets	8.76%	9.21%	8.72%	9.24%	9.30%
Dividend payout ratio	26.55%	29.89%	35.80%	20.49%	21.14%
Efficiency ratio (1)	61.32%	65.98%	71.63%	62.37%	68.84%
Net loans to assets	74.60%	74.51%	72.77%	71.07%	67.67%
Average yields earned (2)	6.99%	8.00%	8.76%	8.54%	9.16%
Average rates paid	2.56%	3.90%	4.65%	3.91%	4.16%
Net interest spread (2)	4.43%	4.10%	4.11%	4.63%	5.00%
Net interest margin (2)	4.95%	4.83%	4.94%	5.38%	5.79%
Nonperforming assets to total assets (3)	0.44%	0.54%	0.52%	0.34%	0.46%
Allowance for loan loss to total loans	1.45%	1.41%	1.42%	1.38%	1.44%
Allowance for loan loss to nonperforming assets (3)	248.81%	198.00%	203.32%	289.95%	217.41%

(1) The efficiency ratio has been computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and n noninterest income net of available-for-sale securities gains and losses.

(2) Interest earned on nontaxable securities has been computed on a 35% tax equivalent basis in 2002, 2001, 2000 and 1999 and 34% in 1998.

(3) Nonperforming assets include litigation settlement property in all periods.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes to those statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, included in this report.

Forward Looking Statement Disclosure

Statements in this Annual Report regarding future events or performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA") and are made pursuant to the safe harbors of the PSLRA. Actual results could be quite different from those expressed or implied by the forward-looking statements. Any statements that expressly or implicitly predict future results, performance, or events should be considered forward-looking. Factors that could cause results to differ from forward-looking statements include, among others, risks discussed in the text of this Annual Report as well as the following specific items: general economic conditions, whether national or regional, that could affect the demand for loans or lead to increased loan losses; competitive factors, including increased competition with community, regional, and national financial institutions that may lead to pricing pressures on rates Bancorp charges on loans and pays on deposits; loss of customers of greatest value to Bancorp, or other losses; increasing or decreasing interest rate environments that could lead to decreased net interest margin; changing business conditions in the banking industry; changes in the regulatory environment or new legislation; and changes in technology or required investments in technology. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as of the date of the statement. Bancorp does not intend to publicly revise or update forward-looking statements to reflect events or circumstances that arise after the date of this report.

Results of Operations

Years Ended December 31, 2002, 2001 and 2000.

Our net income for 2002 was $18.2 million, compared with $14.8 million in 2001 and $11.6 million in 2000. Diluted earnings per share for the three years ended 2002, 2001, and 2000 were $1.13, $.90, and $.69, respectively. These results were affected by several events in 2001 and 2000, including:

- 2001 net income was reduced by a $1.2 million ($1.9 million pretax) charge taken in the second quarter relating to a check kiting by a single commercial customer.
- 2000 net income was reduced by $3.1 million ($4.9 million pretax) for litigation settlement charges.
- Equipment write-offs, donations and severance charges reduced 2000 net income by $904,000 ($1.5 million pretax.)

After adjusting for the above items, our operating income would have been $18.2 million, $16.0 million and $15.6 million for the years ended December 31, 2002, 2001 and 2000, respectively. After adjusting for the above items, diluted earnings per share for the three years ended December 31, 2002, 2001 and 2000, would have been $1.13, $.97, and $.93, respectively.

During 2002, we continued to grow loans and deposits. Total loans as of December 31, 2002 increased nearly $75 million to $1.16 billion from $1.09 billion, or approximately 7%, from December 31, 2001, with total deposits growing approximately $95 million to $1.27 billion, or approximately 8% during 2002. Strong real estate construction, and home equity loan and line originations, as well as higher commercial loan balances, contributed to our loan growth. Total assets at December 31, 2002 were $1.53 billion, an increase of 7% over December 31, 2001 total assets of $1.44 billion.

Analysis of Net Interest Income. The following table displays information on the yields on average interest earning assets, expense on interest bearing liabilities, and average yields earned, rates paid as well as net interest spread and margin information for the periods indicated on a tax equivalent basis. This information can be utilized to follow the changes in our yields and rates and the changes in our earning assets and liabilities over the past three years:

(Dollars in thousands)	Year Ended December 31,			Increase (Decrease)		Change	
	2002	2001	2000	02-01	01-00	02-01	01-00
Interest and fee income (1)	$97,934	$102,346	$110,177	($4,412)	($7,831)	-4.31%	-7.11%
Interest expense	$28,532	$40,572	$48,082	($12,040)	($7,510)	-29.68%	-15.62%
Net interest income (1)	$69,402	$61,774	$62,095	$7,628	($321)	12.35%	-0.52%
Average interest earning assets	$1,401,525	$1,279,953	$1,257,711	$121,572	$22,242	9.50%	1.77%
Average interest bearing liabilities	$1,113,308	$1,039,933	$1,034,403	$73,375	$5,530	7.06%	0.53%
Average interest earning assets/ Average interest bearing liabilities	125.89%	123.08%	121.59%	2.81%	1.49%		
Average yields earned (1)	6.99%	8.00%	8.76%	-1.01%	-0.76%		
Average rates paid	2.56%	3.90%	4.65%	-1.34%	-0.75%		
Net interest spread (1)	4.43%	4.10%	4.11%	0.33%	-0.01%		
Net interest margin (1)	4.95%	4.83%	4.94%	0.12%	-0.11%		

(1) Interest earned on nontaxable securities has been computed on a 35% tax equivalent basis.

Net Interest Income. Net interest income on a tax equivalent basis totaled $69.4 million for the year ended December 31, 2002, an increase of $7.6 million, or 12.3%, from $61.8 million for 2001, which was down $.3 million from the year ended 2000. The increase in net interest income from 2001 to 2002 was due to increased earning asset volumes and lower cost of funds offset partly by lower interest income on earning assets. Our average earning assets grew to $1.40 billion in 2002, from $1.28 billion and 1.26 billion in 2001 and 2000, respectively. During the same periods, average interest bearing liabilities were $1.11 billion, $1.04 billion and $1.03 billion, respectively. The percentage of average earning assets to average interest bearing liabilities increased to 126% in 2002 from 123% in 2001 and 122% in 2000 as non-interest bearing deposits and equity increased.

Our net interest spread increased 33 basis points in 2002 compared to 2001. This increase was due to lower cost of funds partly offset by lower yields earned on earning assets. The average rate paid on interest bearing liabilities declined 134 basis points while the average yield earned decreased 101 basis points in 2002.

Net interest margin improved 12 basis points in 2002 to 4.95%, from 4.83% in 2001, which was down 11 basis points from 4.94% in 2000. The increase in the margin was due to higher earning asset volumes, primarily loans, and the increase in net interest spread noted above. Our loan portfolio experienced growth in 2002, ending the year at $1.16 billion, up $75 million, or 7% from $1.09 billion at December 31, 2001. The average yield on earning assets was 6.99% in 2002, 8.00% in 2001 and 8.76% in 2000. Average interest bearing liabilities increased $73.4 million, or 7.06% to $1.11 billion for the year ended December 31, 2002, from $1.04 billion in 2001 and $1.03 billion in 2000 while the average rate paid decreased to 2.56% in 2002 from 3.90% in 2001 and 4.65% in 2000.

Average Balances and Average Rates Earned and Paid. The following table sets forth, for the periods indicated, information with regard to (1) average balances of assets and liabilities, (2) the total dollar amounts of interest income on interest earning assets and interest expense on interest bearing liabilities, (3) resulting yields or costs, (4) net interest income, and (5) net interest spread. Nonaccrual loans have been included in the tables as loans carrying a zero yield. Loan fees are recognized as income using the interest method over the life of the loan.

(Dollars in thousands)	Year Ended December 31,								
	2002			2001			2000		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate (1)	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate (1)	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate (1)
ASSETS:									
Interest earning balances due from banks	$ 7,618	$ 110	1.44%	$ 6,288	$ 247	3.93%	$ 2,684	$ 150	5.59%
Federal funds sold	8,313	144	1.73%	2,311	92	3.96%	780	50	6.43%
Taxable securities	175,969	9,245	5.25%	166,669	10,014	6.01%	164,066	11,085	6.76%
Nontaxable securities(2)	75,760	5,446	7.19%	80,228	5,910	7.37%	83,383	6,467	7.76%
Loans, including fees(3)	1,133,865	82,989	7.32%	1,024,457	86,083	8.40%	1,006,798	92,425	9.18%
Total interest earning assets	1,401,525	97,934	6.99%	1,279,953	102,346	8.00%	1,257,711	110,177	8.76%
Allowance for loan loss	(16,219)			(14,588)			(14,080)		
Premises and equipment	27,837			29,101			29,814		
Other assets	74,421			72,853			78,365		
Total assets	$ 1,487,564			$ 1,367,319			$ 1,351,810		
LIABILITIES AND STOCKHOLDERS' EQUITY:									
Savings and interest bearing demand deposits	$ 592,150	$ 7,076	1.19%	$ 542,945	$ 13,516	2.49%	$ 509,091	$ 16,848	3.31%
Certificates of deposit	395,161	14,243	3.60%	382,865	20,647	5.39%	365,495	20,958	5.73%
Short-term borrowings	15,401	329	2.14%	43,458	2,109	4.85%	106,481	6,940	6.52%
Long-term borrowings (4)	110,596	6,884	6.22%	70,665	4,300	6.09%	53,336	3,336	6.25%
Total interest bearing liabilities	1,113,308	28,532	2.56%	1,039,933	40,572	3.90%	1,034,403	48,082	4.65%
Demand deposits	234,189			192,709			188,939		
Other liabilities	9,692			8,689			10,646		
Total liabilities	1,357,189			1,241,331			1,233,988		
Stockholders' equity	130,375			125,988			117,822		
Total liabilities and stockholders' equity	$ 1,487,564			$ 1,367,319			$ 1,351,810		
Net interest income		$ 69,402			$ 61,774			$ 62,095	
Net interest spread			4.43%			4.10%			4.11%
Net interest margin			4.95%			4.83%			4.94%

(1) Yield/rate calculations have been based on more detailed information and therefore may not recompute exactly due to rounding.

(2) Interest earned on nontaxable securities has been computed on a 35 % tax equivalent basis.

(3) Includes balances for loans held for sale.

(4) Includes Trust Preferred Securities with average balances of $8.9 million and $.2 million in 2002 and 2001, respectively.

Net interest income – Changes due to Rate and Volume. The following table sets forth the dollar amounts of the changes in consolidated net interest income attributable to changes in volume and to changes in interest rates. Changes not due solely to volume or rate are allocated to rate and changes due to new product lines are allocated to volume.

(1) Tax-exempt income has been adjusted to a tax-equivalent basis using a 35 % tax equivalent basis.

(Dollars in thousands)	Year Ended December 31,					
	2002 compared to 2001			2001 compared to 2000		
	Increase (Decrease) due to:		Total Increase (Decrease)	Increase (Decrease) due to:		Total Increase (Decrease)
	Volume	Yield/Rate		Volume	Yield/Rate	
Interest income:						
Interest earning balances due from banks	$ 17	$ (154)	$ (137)	$ 147	$ (50)	$ 97
Federal funds sold	103	(51)	52	61	(19)	42
Investment security income:						
Interest on taxable securities	504	(1,273)	(769)	(29)	(1,042)	(1,071)
Interest on nontaxable securities (1)	(321)	(142)	(463)	(233)	(324)	(557)
Loans, including fees on loans	7,597	(10,692)	(3,095)	1,368	(7,710)	(6,342)
Total interest income (1)	7,900	(12,312)	(4,412)	1,314	(9,145)	(7,831)
Interest expense:						
Savings and interest bearing demand	612	(7,052)	(6,440)	1,235	(4,567)	(3,332)
Certificates of deposit	330	(6,734)	(6,404)	733	(1,044)	(311)
Short-term borrowings	(604)	(1,177)	(1,781)	(3,025)	(1,806)	(4,831)
Long-term borrowings (2)	2,496	89	2,585	1,043	(79)	964
Total interest expense	2,834	(14,874)	(12,040)	(14)	(7,496)	(7,510)
Increase (decrease) in net interest income (1)	$ 5,066	$ 2,562	$ 7,628	$ 1,328	$ (1,649)	$ (321)

(2) Long-term borrowings include mandatorily redeemable Trust Preferred Securities.

Provision for Loan Losses. Provisions for loan losses of $5.0 million, $3.3 million, and $2.1 million were recorded for the years ended December 31, 2002, 2001 and 2000, respectively. Net charge-offs of $3.4 million, $2.3 million, and $1.3 million, were recorded in 2002, 2001 and 2000, respectively. The allowance for loan loss as a percentage of loan totals at December 31, 2002 and 2001 was 1.45% and 1.41%, respectively, and the allowance for loan losses represented 330.45% of our non-performing loans as of December 31, 2002, compared to 238.50% at December 31, 2001. The increase in the provision in 2002 over 2001 is due to an increase in the loan portfolio and changes in the risk characteristics in the loan portfolio, as well as increased net loan charge-offs. The provision for loan losses is recorded to bring the allowance for loan losses to an amount considered appropriate by management based on factors which are described in the "Lending and Credit Management" and "Allowance for Loan Losses" sections of this report.

Noninterest Income. Noninterest income for the year ended December 31, 2002, was $18.7 million compared to $17.0 million in 2001 and $13.9 million in 2000. In 2002 gains on sales of loans increased $.4 million over 2001. The increase was driven by continued strong demand for single family residential loans, which was influenced by lower interest rates. Gains on sales of loans was $4.0 million, $3.7 million and $1.2 million for 2002, 2001 and 2000, respectively. Service charges on deposit accounts were $6.4 million, $6.1 million and $5.3 million for 2002, 2001 and 2000, respectively. Deposit service charges increased over 4% in 2002 over 2001 due to a lower credit for funds rate, higher deposit account activities, increased transaction fees and improved fee collection efforts.

Other service charges, commissions and fees were $5.1 million, $4.7 million and $4.7 million for 2002, 2001 and 2000, respectively. Other service charges, commissions and fees increased in the last three years due to an increased customer base and transaction volume serviced.

Trust revenues of $1.7 million, $1.7 million and $2.0 million were generated during 2002, 2001 and 2000, respectively. The book value of managed assets increased in 2002 over 2001, however the market values of these assets have declined, as the investments have been affected by the contraction of the stock markets. Our fees in the Trust area are mainly generated from the market values of these managed assets.

Loan servicing fees declined to $.3 million in 2002 from $.5 million in 2001 and $.5 million in 2000, as the Bank has chosen not to increase the size of the serviced loan portfolio. Other noninterest income was $1.2 million, $.3 million and $.4 million in 2002, 2001 and 2000, respectively. Other noninterest income increased $.9 million in 2002 compared to 2001 due mainly to the recognition of a gain on sale of property in Lincoln County, Oregon. No losses on sales of securities were recognized in 2002 or 2001, a loss on securities sold of $221,000 was incurred in 2000.

Noninterest Expense. Noninterest expenses during the last three years were $54.0 million in 2002, $52.0 million in 2001, and $54.6 million in 2000. Excluding a kiting charge of $1.9 million in 2001, non-interest expense increased 8% in 2002 compared to 2001. Noninterest expense decreased from 2000 to 2001 due to a litigation settlement charge in 2000. Investments in our business banking sales teams, new branches and higher performance-based compensation increased personnel expense 13% in 2002 compared to 2001. The total of all other non-interest expenses, excluding the kiting charge in 2001, was up approximately 2% in 2002.

Salaries and employee benefits expense was $29.5 million, $26.1 million, and $24.6 million in 2002, 2001 and 2000 respectively. Salaries and employee benefits expense increased in 2002 compared to 2001 due to an on-going expansion of our business banking capacity and expertise as well as higher, revenue-based, variable compensation and new branches. Overall, we increased the full-time equivalent employees from 539 in 2001 to 555 in 2002.

Equipment expense decreased in 2002 to $5.1 million, compared to $5.5 million in 2001, as we continue to invest in new, lower cost technology, specifically software and other internet product delivery tools. Occupancy expenses were $4.6 million, $4.4 million, and $3.9 million for 2002, 2001, and 2000, respectively. Our occupancy expense increased in 2002 due to lease rate increases and the addition of two new branches in Beaverton and the Pearl District of Portland, Oregon. We expect to continue to grow through strategically placed offices in 2003 and beyond. In general, opening a new branch results in higher costs, which are not offset until a certain level of deposits and loans is achieved.

Check and other transaction processing fees decreased slightly over 2001 due to increased volumes of items processed offset in part by improved service delivery channels. Marketing expenses were $2.0 million, $1.8 million, and $1.7 million for 2002, 2001, and 2000, respectively. Marketing expenses increased slightly in 2002 compared to 2001, as marketing campaigns were launched to promote a number of new products and services.

Other noninterest expense was $2.6 million, $2.3 million, and $3.5 million in 2002, 2001, and 2000, respectively. Other noninterest expense increased by $.3 million in 2002 compared to 2001 due to increased expenses recognized on the disposal of fixed assets in 2002. Other noninterest expense decreased from 2000 to 2001 due to equipment write-offs and donations in the fourth quarter of 2000.

Income Taxes

Income tax expense for 2002 was $9.0 million, or 33.0% of income before income taxes compared to $6.7 million or 31.2% of income before income taxes in 2001. Income tax expense in 2000 was $5.4 million or 31.9% of income before income taxes. Bancorp's income tax expense and effective tax rate has fluctuated over time due to changes in the income before income taxes of the Company as well as the effects of investments in tax credits and tax exempt income. The increase in effective tax rate from 2001 to 2002 was due to a decreased percentage of nontaxable income and tax credits to income before taxes. Bancorp's tax exempt income remained flat during 2002. We anticipate that our effective tax rate and tax expense will increase in future years, due to increased income before income taxes and a smaller percentage of income being generated from tax exempt items offset in part by investments in tax credits.

Critical Accounting Policies

We have identified our most critical accounting policy to be that related to the allowance for loan loss. Bancorp's allowance for loan loss methodology incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for loan loss that management believes is appropriate at each reporting date. Quantitative factors include our historical loss experience, delinquency and charge-off trends, collateral values, changes in non-performing loans, and other factors. Qualitative factors include the general economic environment in our markets and, in particular, the state of certain industries. Size and complexity of individual loans in relation to the lending officer's background and experience levels, loan structure, extent and nature of waivers of existing loan policies and pace of portfolio growth are other qualitative factors that are considered in our methodology. As we add new products, increase complexity of the portfolio, and expand our geographic coverage, we intend to enhance and adapt our methodology to keep pace with the size and complexity of the loan portfolio. Changes in any of the above factors could have a significant effect on the calculation of the allowance for loan loss in any given period. Management believes that our systematic methodology continues to be appropriate given our size and level of complexity. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report, including the section "Loan Loss Allowance and Provision".

Lending and Credit Management

Interest earned on the loan portfolio is our primary source of income. Net loans represented 74.6% of total assets, or 1.14 billion as of December 31, 2002. A certain degree of credit risk is inherent in our lending activities. The Bank manages the general risks inherent in the loan portfolio by following loan policies and underwriting practices designed to result in prudent lending activities. In addition, we attempt to manage our risk through our credit administration and credit review functions, which are designed to help ensure compliance with our credit standards. Through the Credit Review function the Bank is able to monitor all credit-related policies and practices on a post approval basis, ensuring uniform application. The findings of these reviews are communicated with senior management and the Loan, Investment, and Asset Liability Committee, which is made up of certain directors. As part of our ongoing lending process, internal risk ratings are assigned to each Commercial and Commercial Real Estate credit before the funds are extended to the customer. Credit risk ratings are based on apparent credit worthiness of the borrower at the time the loan is made. Large balance accounts have the credit risk rating reviewed on at least an annual basis. Credit files are examined periodically on a sample test basis, by internal and external auditors, as well as regulatory examiners.

Although we strive to serve the credit needs of our service areas, the primary focus is on commercial and real estate related credit. We make substantially all our loans to customers located within our service areas. Underwriting is centralized and standardized for all consumer loans. At the end of 2000, we added telephone and internet access to our distribution channels as access points for consumer borrowers. A specific set of new small business products was introduced which improved consistencies in underwriting and turnaround time to customers.

Although a risk of nonpayment exists with respect to all loans, certain specific types of risks are associated with different types of loans. As a result of the nature of our customer base and the growth experienced in the market areas served, real estate is frequently a material component of collateral for the Bank's loans. The expected source of repayment of these loans is generally the cash flow of the project, operations of the borrower's business, or personal income. Risks associated with real estate loans include decreasing land values, material increases in interest rates, deterioration in local economic conditions, changes in tax policies, and a concentration of loans within any one area.

Interest income on loans is accrued daily on the principal balance outstanding. Generally, no interest is accrued on loans when factors indicate collection of interest or principal is doubtful or when the principal or interest payment becomes 90 days past due. Increases in nonaccrual loans in recent years are due primarily to growth in the loan portfolio. The nonaccrual loans consist of a number of loans in different categories and are largely secured. For such loans, previously accrued but uncollected interest is charged against current earnings, and income is only recognized to the extent payments are subsequently received and the loan comes out of nonaccrual status. Interest income foregone on nonaccrual loans was approximately $314,000 during 2002.

Loans held for sale at December 31, 2002 were $10.9 million compared to $14.0 million at December 31, 2001. Bancorp periodically sells all types of loans to generate fee income and to manage interest rate risk and credit risk. The majority of Bancorp's loan sales are real estate mortgage loans and the guaranteed portion of Small Business Administration (SBA) loans. These loans are sold on an individual basis. Real estate mortgage loans are generally sold without recourse and without servicing obligations or rights. Bancorp at times sells some of its guaranteed portions of SBA loans and retains the servicing obligation. Gains on sales of loans totaled $4.0 million in 2002 compared to $3.7 million in 2001 and $1.2 million in 2000. Increases in gains on the sales in the past three years are due to increased demand for single family home loans which was influenced by lower interest rates.

As of December 31, 2002 and 2001, we had $5.4 million and $14.0 million, respectively, in outstanding loans to persons serving as directors, officers, principal shareholders and their related interests. These loans were made substantially on the same terms, including interest rates, maturities and collateral, as those made to other customers of the Bank. At December 31, 2002 and 2001, the Bank had no bankers acceptances.

The following table is the composition of the loan portfolio and allowance for loan loss as of December 31.

(Dollars in thousands)	Year Ended December 31, 2002 Amount	2002 Percent	2001 Amount	2001 Percent	2000 Amount	2000 Percent	1999 Amount	1999 Percent	1998 Amount	1998 Percent
Commercial loans	$ 205,725	17.74%	$ 198,252	18.27%	$ 159,861	15.98%	$ 157,912	16.17%	$ 150,206	17.42%
Real estate construction	121,711	10.49%	94,470	8.71%	105,219	10.52%	124,102	12.71%	118,171	13.71%
Real estate-mortgage	148,350	12.79%	113,462	10.46%	97,377	9.74%	101,579	10.40%	113,661	13.18%
Real estate-commercial	637,978	55.00%	633,216	58.36%	583,971	58.38%	531,600	54.45%	414,169	48.04%
Installment and other consumer	46,151	3.98%	45,650	4.21%	53,784	5.38%	61,104	6.26%	65,845	7.64%
Total loans	1,159,915	100%	1,085,050	100%	1,000,212	100%	976,297	100%	862,052	100%
Allowance for loan loss	(16,838)	1.45%	(15,252)	1.41%	(14,244)	1.42%	(13,480)	1.38%	(12,453)	1.44%
Total loans, net	$ 1,143,077		$ 1,069,798		$ 985,968		$ 962,817		$ 849,599	

The composition of commercial real estate loan types based on collateral is as follows:

(Dollars in thousands)	December 31, 2002 Amount	2002 Percent	2001 Amount	2001 Percent
Assisted Living	$ 39,700	6.2%	$ 44,100	7.0%
Food Establishments	15,200	2.4%	14,700	2.3%
Hotels and Motels	72,200	11.3%	83,300	13.2%
Land Development and Raw Land	8,200	1.3%	11,700	1.8%
Manufacturing Plants	15,900	2.5%	18,000	2.8%
Medical Offices	32,000	5.0%	28,500	4.5%
Mini Storage	18,000	2.8%	18,400	2.9%
Multi-Family - 5+ Residential	66,800	10.5%	65,700	10.4%
Office Buildings	138,700	21.7%	136,400	21.5%
Retail Facilities	72,800	11.4%	74,500	11.8%
Other	158,400	24.9%	137,900	21.8%
Total real estate commercial loans	$ 637,900	100.0%	$ 633,200	100.0%

The maturity distribution of the categories of Bancorp's loan portfolio at December 31, 2002 and the interest sensitivity are estimated in the following table.

(Dollars in thousands)	Commercial Loans	Real Estate Construction	Real Estate Mortage	Real Estate Commercial	Installment and other	Total
Maturity distribution:						
Due within one year	$ 105,061	$ 103,401	$ 6,136	$ 48,564	$ 11,675	$ 274,837
Due after one through five years	96,294	14,210	11,471	86,495	15,673	224,143
Due after five years	4,370	4,100	130,743	502,919	18,803	660,935
Total	$ 205,725	$ 121,711	$ 148,350	$ 637,978	$ 46,151	$ 1,159,915
Interest sensitivity:						
Fixed-interest rate loans	$ 72,972	$ 14,108	$ 34,266	$ 112,327	$ 25,986	$ 259,659
Floating or adjustable interest rate loans(1)	132,753	107,603	114,084	525,651	20,165	900,256
Total	$ 205,725	$ 121,711	$ 148,350	$ 637,978	$ 46,151	$ 1,159,915

(1) Certain loans contain provisions which place maximum or minimum limits on interest rate changes. As well as changes in interest rates less frequently than annually. Table based on stated maturity.

Loan Loss Allowance and Provision

A loan loss allowance has been established to absorb losses inherent in the loan portfolio. The allowance is based on ongoing, quarterly assessments of the probable estimated losses inherent in the loan portfolio. Our methodology for assessing the appropriateness of the allowance consists of several key elements, which consist of:

— Specific allowances for identified problem loans and portfolio segments,
— The formula allowance, and
— The unallocated allowance.

The evaluation of each element and the overall allowance is based on a continuing assessment of problem loans, related off-balance sheet items, recent and historical loss experience, and other factors, including regulatory guidance and economic factors. The Bank considers historical charge-off levels in addition to existing economic conditions, and other factors, when establishing the allowance for loan losses. Management believes that the allowance for loan losses is adequate at December 31, 2002.

Our allowance incorporates the results of measuring impaired loans as provided in: Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No 118, "Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures." These accounting standards prescribe the measurement, income recognition and guidelines concerning impaired loans.

Specific allowances are established where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss may be incurred in an amount different than the amount determined by the application of the formula allowance.

The formula allowance is calculated by applying loss factors to outstanding loans, in each case based on the internal risk grade of those loans or pools of loans. Changes in risk grades of both performing and nonperforming loans affect the amount of the formula allowance. Loss factors are based on our historical loss experience and other such pertinent data and may be adjusted for significant factors that, in management's judgement, affect the collectibility of the portfolio as of the evaluation date. Management believes that Commercial and Commercial Real Estate loans have in the industry produced significant losses in brief periods at particular points in economic cycles. Therefore, management believes it is appropriate to use a reserve higher than recent charge-off experience would suggest in these categories of loans. This decision is supported by what management perceives to be industry practices for minimum reserve levels and is intended to prevent an understatement of reserves based upon over-reliance on recent economic conditions.

Loss factors used in the formula allowance are described as follows:

- — Problem graded loan loss factors are obtained from historical loss experience, and other relevant factors including trends in past dues, non-accruals, and risk rating changes.
- — Pooled loan loss factors, not individually graded loans, are based on expected net charge-offs and other factors including trends in past dues, collateral values, and levels of Other Real Estate Owned. Pooled loans are loans and leases that are homogeneous in nature, such as consumer installment and residential mortgage loans.

The unallocated allowance uses a more subjective method and considers such factors as the following:

- — Existing general economic and business conditions affecting our key lending areas,
- — Credit quality trends, including trends in nonperforming loans expected to result from existing conditions,
- — Loan growth rates and concentrations,
- — Specific industry conditions within portfolio segments,
- — Recent loss experience in particular segments of the portfolio,
- — Interest rate environment,
- — Duration of the current business cycle, and
- — Bank regulatory examination results and findings of our internal credit examiners.

Executive credit management reviews these conditions quarterly in discussion with our senior credit officers and Credit Review. If any of these conditions is evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management's estimate of the effect of this condition may be reflected as a specific allowance applicable to this credit or portfolio segment. Where any of these conditions is not evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management's evaluation of the probable loss concerning this condition is reflected in the unallocated allowance.

The allowance for loan losses is based upon estimates of probable losses inherent in the loan portfolio. The amount actually observed for these losses can vary significantly from the estimated amounts. Our methodology includes several features that are intended to reduce the differences between estimated and actual losses. By assessing the probable estimated losses inherent in the loan portfolio on a quarterly basis, we are able to adjust specific and inherent loss estimates based upon the most recent information available.

At December 31, 2002, our allowance for loan losses was $16.8 million, or 1.45% of total loans, and 249% of total non-performing assets, compared with an allowance for loan losses at December 31, 2001 of $15.3 million, or 1.41% of total loans, and 198% of total non-performing assets.

During our normal loan review procedures, a loan is considered to be impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is usually not considered to be impaired during a period of minimal delay (less than 90 days). Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral if the loan is collateral dependent. Impaired loans are currently measured at lower of cost or fair value. Leases and certain large groups of smaller balance homogeneous loans, that are collectively measured for impairment, are excluded. Impaired loans are charged to the allowance when management believes, after considering economic and business conditions, collection efforts and collateral position that the borrower's financial condition is such that collection of principal is not probable.

At December 31, 2002 and 2001, Bancorp's recorded investment in certain loans that were considered to be impaired was $4.9 million and $6.2 million respectively, all of which was classified as non-performing. Of these impaired loans, $0 and $717,000 had a specific related valuation allowance of $0 and $125,000, respectively, while $4.9 million and $5.5 million did not require a specific valuation allowance. The balance of the allowance for loan loss in excess of these specific reserves is available to absorb the inherent losses from all loans in the portfolio. The average recorded investment in impaired loans for the years ended December 31, 2002, 2001, and 2000 was approximately $5.2 million, $6.2 million and $1.7 million, respectively. For the years ended December 31, 2002, 2001 and 2000, interest income recognized on impaired loans totaled $17,000, $12,000 and $57,000, respectively, all of which was recognized on a cash basis.

At December 31, 2002, the allowance for loan losses of $16.8 million, consisted of a $14.7 million formula allowance, a $90,000 specific allowance and a $1.2 million unallocated allowance. At December 31, 2001, the allowance for loan losses of $15.3 million consisted of a $14.9 million formula allowance, a $125,000 specific allowance and a $231,000 unallocated allowance. The increase in allowance for loan loss from 2001 reflects the increased provision due to higher net charge-offs and increased classified loans experienced in 2002. Charge-offs increased primarily in commercial loans and consumer loans reflecting the soft economy. Consumer losses were effected by one large loss on an unsecured line of credit and also by a continuing high level of consumer bankruptcies. Commercial losses were centered in several closed businesses and writedowns of previously classified loans due to collateral value inadequacy. Real estate commercial loan losses also increased due to write-downs to reflect decreased values of a number of properties during the foreclosure and sale process.

The following table presents the composition of the allowance for loan loss.

(Dollars in thousands)	December 31, 2002		December 31, 2001	
	Amount	Percentage of loans in each category to total loans	Amount	Percentage of loans in each category to total loans
Commercial loans	$ 5,104	17.7%	$ 6,006	18.3%
Real estate-commercial	8,710	65.5%	7,068	67.1%
Real estate-mortagage	948	12.8%	988	10.5%
Installment and other	843	4.0%	959	4.2%
Unallocated	1,233	-	231	-
Total allowance for loan loss	$ 16,838	100.0%	$ 15,252	100.0%

The unallocated reserve increased to $1.2 million in 2002 from $.2 million in 2001 due to continued weakness in the Oregon and Washington economies, higher classified loans, and continued weakness in assisted living and hotel and motel business segments which comprise 17% of our real estate commercial loan portfolio.

The following table presents information with respect to nonperforming assets.

(Dollars in thousands)	December 31, 2002	2001	2000	1999	1998
Commercial	$ 780	$ 1,918	$ 1,678	$ 1,386	$ 1,678
Real estate construction	1,653	329	429	513	395
Real estate mortgage	-	210	540	756	425
Real estate commercial	2,486	3,790	2,927	1,463	1,947
Installment and other consumer	161	144	152	198	120
Loans on nonaccrual status	5,080	6,391	5,726	4,316	4,565
Loans past due 90 days or more but not on nonaccrual status	15	4	270	8	42
Other real estate owned (1)	1,672	1,308	1,009	325	1,121
Total nonperforming assets	$ 6,767	$ 7,703	$ 7,005	$ 4,649	$ 5,728
Percentage of nonperforming assets to total assets	0.44%	0.54%	0.52%	0.34%	0.46%
Total assets	$ 1,532,327	$ 1,435,701	$ 1,354,961	$ 1,354,687	$1,255,423

(1) Nonperforming assets include litigation settlement property in 2001 and 2000.

At December 31, 2002 nonperforming assets as a percentage of total assets was .44 percent, down from .54 percent and .52 percent as of December 31, 2001 and 2000, respectively. A marked improvement in the commercial nonperforming loan totals was partially offset by an increase in the nonperforming construction loan totals. The increase in the construction loan total is represented by one credit, which is well collateralized, and in the course of collection. The other real estate owned total while increasing slightly over 2001 represents an almost complete turnover of properties for the year. The largest single property is a motel representing $1.1 million of the total.

State and federal regulations require that West Coast Bank review and classify its problem assets on a regular basis. In addition, in connection with examinations of insured institutions, state and federal examiners have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful, and loss.

The Bank's Reserve Adequacy Committee meets at least quarterly to review all classified assets, to approve action plans developed to resolve the problems associated with the assets and to review recommendations for new classifications, any changes in classifications and recommendations for reserves. Classified loans evidence a well-defined weakness that may jeopardize the repayment of the debt. Although loss may not be imminent, if the weaknesses are not corrected, there is an increased risk of loss potential at a future date.

As of December 31, 2002 and December 31, 2001, the aggregate amounts of the Bank's classified assets were as follows:

(Dollars in thousands)	December 31,	
	2002	2001
Loss	$ -	$ -
Doubtful	40	1,379
Substandard	45,817	30,388
Total	$ 45,857	$ 31,767

The continued weakness in the Oregon and Washington economy is reflected in the increase in classified loans from 2001 to 2002. The impact was primarily in the existing portfolio as a number of commercial borrowers ceased operations. We also experienced additional classified loans due to the general weakness in the hospitality and assisted living sector. At year end 2002, 35% of the classified loans or $16.3 million are represented by two large commercial real estate relationships. The loans in these relationships are current.

The following table presents information with respect to the change in the allowance for loan loss and other loan information.

(Dollars in thousands)	December 31, 2002	2001	2000	1999	1998
Loans outstanding at end of period	$ 1,159,915	$ 1,085,050	$ 1,000,212	$ 976,297	$ 862,052
Average loans outstanding during the period	$ 1,127,761	$ 1,017,536	$ 1,000,992	$ 904,931	$ 816,240
Allowance for loan loss, beginning of period	$ 15,252	$ 14,244	$ 13,480	$ 12,453	$ 10,451
Loans charged off:					
Commercial	1,878	1,542	934	450	853
Real estate	526	310	82	487	39
Installment and consumer	1,276	698	658	490	414
Total loans charged off	3,680	2,550	1,674	1,427	1,306
Recoveries:					
Commercial	160	205	61	129	298
Real estate	25	7	266	58	47
Installment and consumer	102	64	43	77	63
Total recoveries	287	276	370	264	408
Net loans charged off	(3,393)	(2,274)	(1,304)	(1,163)	(898)
Provision for loan loss	4,979	3,282	2,068	2,190	2,900
Allowance for loan loss, end of period	$ 16,838	$ 15,252	$ 14,244	$ 13,480	$ 12,453
Ratio of net loans charged off to average loans outstanding	0.30%	0.22%	0.13%	0.13%	0.11%

During 2002, net loans charged off were $3.4 million, compared to $2.3 million during 2001. The percentage of net loans charged off to average loans outstanding was 0.30% during 2002, compared to 0.22% and 0.13% for the years ended December 31, 2001 and 2000, respectively. Charge-offs of loans generally reflect the realization of losses in the portfolio that were recognized previously through provisions for loan losses. Recoveries are comprised of balances previously charged off that were collected in the period.

The provision for loan loss exceeded the net loans charged off during 2002, reflecting continued loan growth and management's belief, based on the foregoing analysis, that there are additional losses inherent in the portfolio.

Capital Resources

The FRB and Federal Deposit Insurance Corporation (FDIC) have established minimum requirements for capital adequacy for bank holding companies and member banks. The requirements address both risk-based capital and leveraged capital. The regulatory agencies may establish higher minimum requirements if, for example, a corporation has previously received special attention or has a high susceptibility to interest rate risk. The FRB and FDIC risk-based capital guidelines require banks and bank holding companies to have a ratio of tier one capital to total risk-weighted assets of at least 4% and a ratio of total capital to total risk-weighted assets of 8% or greater. In addition, the leverage ratio of tier one capital to total assets less intangibles is required to be at least 3%. As of December 31, 2002, Bancorp and the Bank are considered "Well Capitalized" under the regulatory risk based capital guidelines.

Stockholders' equity was $133.4 million at December 31, 2002, compared to $128.8 million at December 31, 2001, an increase of $4.6 million, or nearly 4%, over that period of time. At December 31, 2002, stockholders' equity, as a percentage of total assets, was 8.70%, compared to 8.97% at December 31, 2001. The change in equity to assets was primarily a result of asset growth and stockholders' equity increasing slightly less due to the net effect of income recognition, plus cash from the exercise of stock options, less dividends and stock repurchased, and the change in net value of the available for sale investment portfolio.

As the following table indicates, Bancorp currently exceeds the regulatory minimum capital ratio requirements.

(Dollars in thousands)	December 31, 2002	
	Amount	Ratio
Tier 1 capital	$ 140,095	10.10%
Tier 1 capital minimum requirement	55,474	4.00%
Excess Tier 1 capital	$ 84,621	6.10%
Total capital	$ 156,933	11.32%
Total capital minimum requirement	110,947	8.00%
Excess total capital	$ 45,986	3.32%
Risk-adjusted assets	$ 1,386,843	
Leverage ratio		9.19%
Minimum leverage requirement		3.00%
Excess leverage ratio		6.19%
Adjusted total assets	$ 1,524,169	

In December 1998, Bancorp announced a stock repurchase program associated with its stock option plans. Under this plan the Company repurchased .9 million shares for $12.8 million or $13.86 per share through July of 2000, when activity under this plan was discontinued. This stock repurchase plan was formally cancelled in September 2002.

In July 2000, Bancorp announced a stock repurchase program that was expanded in September 2000, June 2001, and again in September 2002. Under this plan, the Company can buy up to 2.88 million shares of the Company's common stock, including completed purchases. The Company intends to use existing funds and/or long-term borrowings to finance the repurchases. Total shares available for repurchase under this plan are 907,000 at December 31, 2002. The following table presents information with respect to Bancorp's July 2000 stock repurchase program.

(Shares and dollars in thousands)	Shares repurchased in period	Cost of shares repurchased	Cost per share
Year ended 2000	573	$5,264	$9.19
Year ended 2001	534	6,597	$12.35
Year ended 2002	866	13,081	$15.11
Plan to date total	1,973	$24,942	$12.64

Liquidity and Sources of Funds

The Bank's primary sources of funds are customer deposits, maturities of investment securities, sales of "Available for Sale" securities, loan sales, loan repayments, net income, advances from the Federal Home Loan Bank of Seattle ("FHLB"), and the use of Federal Funds markets. In addition, in December 2001, Bancorp raised $5 million through its participation in a pooled trust preferred securities offering. The floating rate trust preferred securities issued by West Coast Statutory Trust I accrue interest at a variable rate of interest, initially at 5.02% on the outstanding balance. The interest rate resets quarterly and is equal to the 3-month LIBOR rate plus 3.60%. The stated maturity date of this offering is December of 2006. In June 2002, Bancorp raised an additional $7.5 million through its participation in another pooled trust preferred securities offering. These floating rate trust preferred securities issued by West Coast Statutory Trust II accrue interest at a variable rate of interest, initially at 5.34%. The interest rate resets quarterly and is equal to the 3-month LIBOR rate plus 3.45%. The stated maturity date of this offering is June of 2006. In connection with both offerings, Bancorp entered into swap agreements that will result in a fixed interest rate on the securities for five years, equal to 8.62% and 8.14%, respectively.

Scheduled loan repayments are relatively stable sources of funds, while deposit inflows and unscheduled loan prepayments are not. Deposit inflows and unscheduled loan prepayments are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions, and other factors.

Deposits are the primary source of new funds. Total deposits were $1.27 billion at December 31, 2002, up from $1.17 billion at December 31, 2001. Brokered deposits are generally not accepted, and we have none outstanding at December 31, 2002. We have attempted to attract deposits in our market areas through competitive pricing and delivery of a quality product.

Management expects to continue relying on customer deposits, maturity of investment securities, sales of "Available for Sale" securities, loan sales, loan repayments, net income, Federal Funds markets, advances from FHLB, and other borrowings to provide liquidity. Management may also consider engaging in further offerings of trust preferred securities if the opportunity presents an attractive means of raising funds in the future. Although deposit balances at times have shown historical growth, such balances may be influenced by changes in the financial services industry, interest rates available on other investments, general economic conditions, competition, customer management of cash resources and other factors. Borrowings may be used on a short-term and long-term basis to compensate for reductions in other sources of funds. Borrowings may also be used on a long-term basis to support expanded lending activities and to match maturities or repricing intervals of assets. The sources of such funds will include Federal Funds purchased, reverse repurchase agreements and borrowings from the FHLB.

Bancorp is party to many contractual financial obligations, including repayment of borrowings, operating lease payments and commitments to extend credit. The table below presents certain future financial obligations.

(Dollars in thousands)	Payments due within time period at December 31, 2002				
	0-12 Months	1-3 Years	4-5 Years	Due After Five Years	Total
Reverse repurchase agreements	$ 9,902	$ -	$ -	$ -	$ 9,902
Operating leases	1,953	3,693	2,943	12,206	20,795
Mandatorily redeemable trust preferred securities	-	-	12,500	-	12,500
Long-term borrowings	20,000	63,000	15,000	-	98,000
Total	$ 31,855	$ 66,693	$ 30,443	$ 12,206	$ 141,197

At December 31, 2002 Bancorp had commitments to extend credit of $343 million compared to $261 million at December 31, 2001. For additional information regarding future financial commitments, this discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report including the Footnote "FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK".

Investment Portfolio

The following table shows the amortized cost and fair value of Bancorp's investments. At December 31, 2002 Bancorp had no securities classified as held to maturity.

(Dollars in thousands)	2002		2001		2000	
Available for sale	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. Treasury securities	$ 5,500	$ 5,583	$ 5,477	$ 5,490	$ 5,354	$ 5,345
U.S. Agency securities	64,461	66,483	56,807	57,904	88,383	88,228
Obligations of state and political subdivisions	83,372	87,592	87,409	89,137	93,801	94,379
Other securities	104,621	106,749	91,020	92,158	59,997	59,864
Total	$ 257,954	$ 266,407	$ 240,713	$ 244,689	$ 247,535	$ 247,816

Bancorp's investment portfolio increased by $21.7 million, or 8.9%, from December 31, 2001 to December 31, 2002. Other securities, primarily mortgage backed securities and collateralized mortgage obligations increased $14.6 million and US Agency securities increased $8.6 million from December 31, 2001. Obligations of state and political subdivisions decreased $1.5 million and US Treasury holdings were essentially unchanged over the same period.

At December 31, 2002 the net unrealized gain on the investment portfolio was $8.4 million representing 3.2% of the total portfolio. While management has no current plans to sell any of these securities that would result in a material impact on the results of operation, it will on an on-going basis consider realizing gains and or losses on the Company's investment portfolio as part of Bancorp's overall business strategy. The following table summarizes the contractual maturities and weighted average yields of investment securities.

The effective duration of Bancorp's investment portfolio decreased from 2.79 years at December 31, 2001 to 2.31 years at December 31, 2002 as investments were made in shorter duration bonds to help control overall interest rate risk and as prepayments accelerated on the mortgage backed securities.

(Dollars in thousands)	One Year Or Less	Yield	One Thru 5 Years	Yield	After 5 thru 10 Years	Yield	Due after 10 Years	Yield	Total	Yield
U.S. Treasury securities	$ 5,583	3.23%	$ -		$ -		$ -		$ 5,583	3.23%
U.S. Agency securities	1,081	5.65%	60,567	4.45%	4,835	6.83%	-		66,483	4.64%
Obligations of state and political subdivisions(1)	7,477	7.49%	39,723	6.82%	38,492	7.28%	1,900	6.50%	87,592	7.07%
Other Securities(2)	6,305	6.20%	13,268	6.94%	19,457	5.26%	67,719	5.30%	106,749	5.55%
Total(1)	$ 20,446	5.83%	$ 113,558	5.57%	$ 62,784	6.62%	$ 69,619	5.33%	$ 266,407	5.77%

(1) Yields are stated on a federal tax-equivalent basis at 35 percent.

(2) Does not reflect anticipated maturity from prepayments on mortgage-based and asset-based securities. Anticipated lives are significantly shorter than contractual maturities.

Deposits and Borrowings

The following table summarizes the average amount of, and the average rate paid on, each of the deposit and borrowing categories for the periods shown.

(Dollars in thousands)	2002			2001			2000		
	Average Balance		Rate Paid	Average Balance		Rate Paid	Average Balance		Rate Paid
Demand	$	234,189	-	$	192,710	-	$	188,939	-
Savings and interest bearing demand		592,150	1.19%		542,945	2.49%		509,091	3.31%
Certificates of deposit		395,161	3.60%		382,864	5.39%		365,495	5.73%
Short-term borrowings		15,401	2.14%		43,458	4.85%		106,481	6.52%
Long-term borrowings		101,712	6.02%		70,479	6.09%		53,336	6.25%
Total deposits and borrowings	$	1,338,613	2.56%	$	1,232,456	3.90%	$	1,223,342	4.65%

As of December 31, 2002 time deposit liabilities are presented below at the earlier of the next repricing date or maturity.

(Dollars in thousands)	Time Deposits of $100,000 or More (1)			Other Time Deposits (2)	
	Amount		Percent	Amount	Percent
Reprice/mature in three months or less	$	47,318	36.22%	$55,300	22.98%
Reprice/mature after three months through six months		14,538	11.13%	27,484	11.42%
Reprice/mature after six months through one year		25,716	19.69%	55,795	23.19%
Reprice/mature after one year through five years		42,747	32.72%	101,631	42.24%
Reprice/mature after five years		306	0.24%	392	0.17%
Total	$	130,625	100.00%	$240,602	100.00%

(1) Time deposits of $100,000 or more represent 10.3% of total deposits as of December 31, 2002.
(2) All other time deposits represent 18.9% of total deposits as of December 31, 2002.

As of December 31, 2002 other borrowings had the following items remaining to contractual maturity.

(Dollars in thousands)	Due in three months or less		Due after three months through one year		Due after one year through five years		Due after five years	Total	
Reverse repurchase agreements	$	-	$	9,902	$	-		$	9,902
Long-term borrowings (1) (2)		10,000		10,000		90,500	-		110,500
Total borrowings (2)	$	10,000	$	19,902	$	90,500	$ -	$	120,402

(1) Based on contractual maturities, and may vary based on possible call dates.
(2) Long-term borrowings include mandatorily redeemable trust preferred securities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk. Interest rate, credit and operations risks are the most significant market risks impacting our performance. Other types of market risk, such as foreign currency exchange rate risk and commodity price risk, do not arise in the normal course of our business activities. We rely on loan reviews, prudent loan underwriting standards and an adequate allowance for loan loss to mitigate credit risk. Interest rate risk is reviewed at least quarterly by the Asset Liability Management Committee ("ALCO") which includes senior management representatives. The ALCO manages our balance sheet to maintain the forecasted impact of interest rates on net interest income and present value of equity within acceptable ranges despite unforeseeable changes in interest rates.

Asset/liability management simulation models are used to measure interest rate risk. The models quantify interest rate risk through simulating forecasted net interest income over a 12-month time horizon under various rate scenarios, as well as monitoring the change in the present value of equity under the same rate scenarios. The present value of equity is defined as the difference between the market value of current assets less current liabilities. By measuring the change in the present value of equity under different rate scenarios, management is able to identify interest rate risk that may not be evident in simulating changes in forecasted net interest income.

The following table shows the approximate percentage change in forecasted net interest income over a 12-month period and the percentage change in the present value of equity under several rate scenarios. For the net interest income analysis, the results are compared to a base case interest rate forecast provided by Global Insight, an outside economic consultant. The change in interest rates assumes an immediate, parallel and sustained shift in the base case starting yield curve. For the present value of equity analysis, the results are compared to the net present value of equity using the yield curve as of December 31, 2002. This curve is then shifted up and down and the net present value of equity is computed. In the –200 basis point scenarios, rates were not allowed to decline below zero. This table does not include flattening or steepening yield curve effects. Readers are referred to management's "Forward Looking Statement Disclosure" in connection with this discussion of market risks faced by Bancorp.

December 31, 2002 Change in Interest Rates	Percent Change in Net Interest Income	Percent Change in Present Value of Equity
-200 Basis Points	+7.52%	+14.0%
-100 Basis Points	+0.09%	+6.1%
+100 Basis Points	- .42%	- 3.8%
+200 Basis Points	- 0.05%	- 8.1%

December 31, 2001 Change in Interest Rates	Percent Change in Net Interest Income	Percent Change in Present Value of Equity
-200 Basis Points	+3.4%	+19.7%
-100 Basis Points	+3.7%	+12.2%
+100 Basis Points	- .6%	- 10.8%
+200 Basis Points	- 1.5%	- 17.1%

As illustrated in the above table, our balance sheet is currently slightly liability sensitive, meaning that interest bearing liabilities mature or reprice more quickly than interest-earning assets in a given period. Therefore, a significant increase in market rates of interest could adversely affect net interest income. We attempt to limit our interest rate risk through managing the repricing characteristics of our assets and liabilities.

It should be noted that the simulation model does not take into account future management actions that could be undertaken, should a change occur in actual market interest rates during the year. Also, certain assumptions are required to perform modeling simulations that may have a significant impact on the results. These include assumptions regarding the level of interest rates and balance changes on deposit products that do not have stated maturities. These assumptions have been developed through a combination of industry standards and future expected pricing behavior. The model also includes assumptions about changes in the composition or mix of the balance sheet. The results derived from the simulation model could vary significantly due to external factors such as changes in the prepayment assumptions, early withdrawals of deposits and competition. Any merger activity will also have an impact on the asset/liability position as new assets are acquired and added.

Interest Rate Sensitivity (Gap) Table

The primary objective of Bancorp's asset/liability management is to maximize net interest income while maintaining acceptable levels of interest-rate sensitivity. The Company seeks to meet this objective through influencing the maturity and repricing characteristics of its assets and liabilities.

The following table sets forth the estimated maturity and repricing and the resulting interest rate gap between interest earning assets and interest bearing liabilities at December 31, 2002. The amounts in the table are derived from internal data from the Bank based on maturities and next repricing dates including contractual repayments.

(Dollars in thousands)	Estimated Maturity or Repricing at December 31, 2002				
	0-3 Months	4-12 Months	1-5 Years	Due After Five Years	Total
Interest Earning Assets:					
Interest earning balances due from banks	$ 2,316	$ -	$ -	$ -	$ 2,316
Federal funds sold	391	-	-	-	391
Trading assets	967	-	-	-	967
Investments available for sale(1)(2)	38,100	44,334	113,812	70,161	266,407
Loans held for sale	10,924	-	-	-	10,924
Loans, including fees	331,375	293,203	480,254	55,083	1,159,915
Total interest earning assets	$ 384,073	$ 337,537	$ 594,066	$ 125,244	1,440,920
Allowance for loan loss					(16,838)
Cash and due from banks					55,026
Other assets					53,219
Total assets					$ 1,532,327
Interest Bearing Liabilities:					
Savings and interest bearing demand deposits(3)	$ 66,502	$ 207,088	$ 313,334	$ 32,578	$ 619,502
Certificates of deposit	92,318	130,142	148,069	698	371,227
Borrowings (2)	10,000	19,902	78,000	-	107,902
Trust preferred securities	-	-	12,500	-	12,500
Total interest bearing liabilities	$ 168,820	$ 357,132	$ 551,903	$ 33,276	1,111,131
Other liabilities					287,809
Total liabilities					1,398,940
Stockholders' equity					133,387
Total liabilities & stockholders' equity					$ 1,532,327
Interest sensitivity gap	$ 215,253	$ (19,595)	$ 42,163	$ 91,968	$ 329,789
Cumulative interest sensitivity gap	$ 215,253	$ 195,658	$ 237,821	$ 329,789	
Cumulative interest sensitivity gap as a percentage of total assets	14%	13%	16%	22%	

(1) Equity investments have been placed in the 0-3 month category.
(2) Repricing is based on anticipated call dates, and may vary from contractual maturities.
(3) Repricing is based on estimated average lives.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities and periods of repricing, they may react differently to changes in market interest rates. Also, interest rates on assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other assets and liabilities may follow changes in market interest rates. Given these shortcomings, management believes that rate risk is best measured by simulation modeling as opposed to measuring interest rate risk through interest rate gap measurement.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following audited consolidated financial statements and related documents are set forth in this Annual Report on Form 10-K on the pages indicated:

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of West Coast Bancorp
Lake Oswego, Oregon

We have audited the accompanying consolidated balance sheets of West Coast Bancorp and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of income, cashflows, and changes in stockholders' equity of the Company for the year ended December 31, 2000 was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 18, 2001.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Portland, Oregon
February 14, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS *

To the Stockholders and Board of Directors of West Coast Bancorp:

We have audited the accompanying consolidated balance sheet of West Coast Bancorp (an Oregon corporation) and subsidiaries as of December 31, 2000, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of West Coast Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of West Coast Bancorp and subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
San Francisco, California
January 18, 2001

* *This is a copy of a report that was previously provided by Arthur Andersen LLP, and Arthur Andersen LLP has not re-issued their report for purposes of filing with this Annual Report on Form 10-K.*

WEST COAST BANCORP
CONSOLIDATED BALANCE SHEETS

As of December 31 (Dollars in thousands)	2002	2001
ASSETS:		
Cash and cash equivalents:		
Cash and due from banks	$ 55,026	$ 52,960
Interest-bearing deposits in other banks	2,316	1
Federal funds sold	391	-
Total cash and cash equivalents	57,733	52,961
Trading assets	967	1,092
Investment securities available for sale at December 31, 2002, at fair value	266,407	244,689
Loans held for sale	10,924	14,023
Loans	1,159,915	1,085,050
Allowance for loan loss	(16,838)	(15,252)
Loans, net	1,143,077	1,069,798
Premises and equipment, net	26,609	29,116
Deposit intangibles, net	1,218	1,575
Other assets	25,392	22,447
Total assets	$ 1,532,327	$ 1,435,701
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Demand	$ 275,724	$ 224,927
Savings and interest-bearing demand	619,502	569,588
Certificates of deposit	371,227	376,918
Total deposits	1,266,453	1,171,433
Short-term borrowings	9,902	26,688
Long-term borrowings	98,000	90,500
Mandatorily redeemable trust preferred securities	12,500	5,000
Other liabilities	12,085	13,290
Total liabilities	1,398,940	1,306,911
Commitments and contingent liabilities		
STOCKHOLDERS' EQUITY:		
Preferred stock: no par value, none issued; 10,000,000 shares authorized	-	-
Common stock: no par value, 55,000,000 shares authorized; 15,325,937 and 16,025,316 shares issued and outstanding, respectively	19,158	20,032
Additional paid-in capital	72,279	82,679
Retained earnings	38,047	24,543
Deferred compensation	(671)	(878)
Accumulated other comprehensive income	4,574	2,414
Total stockholders' equity	133,387	128,790
Total liabilities and stockholders' equity	$ 1,532,327	$ 1,435,701

See notes to consolidated financial statements.

WEST COAST BANCORP
CONSOLIDATED STATEMENTS OF INCOME

Year ended December 31 (Dollars and shares in thousands except per share data)	2002	2001	2000
INTEREST INCOME:			
Interest and fees on loans	$ 82,989	$ 86,083	$ 92,425
Interest on taxable investment securities	9,245	10,014	11,085
Interest on nontaxable investment securities	3,540	3,841	4,203
Interest on deposits in other banks	110	247	150
Interest on federal funds sold	144	92	50
Total interest income	96,028	100,277	107,913
INTEREST EXPENSE:			
Savings and interest-bearing demand	7,076	13,516	16,848
Certificates of deposit	14,243	20,647	20,958
Short-term borrowings	329	2,109	6,940
Long-term borrowings	6,122	4,285	3,336
Manditorily redeemable trust preferred securities	762	15	-
Total interest expense	28,532	40,572	48,082
NET INTEREST INCOME	67,496	59,705	59,831
Provision for loan loss	4,979	3,282	2,068
Net interest income after provision for loan loss	62,517	56,423	57,763
NONINTEREST INCOME:			
Service charges on deposit accounts	6,352	6,094	5,303
Other service charges, commissions and fees	5,099	4,731	4,675
Trust revenue	1,683	1,742	1,975
Gains on sales of loans	4,024	3,671	1,209
Loan servicing fees	325	477	513
Other	1,211	316	419
Net losses on sales of securities	-	-	(221)
Total noninterest income	18,694	17,031	13,873
NONINTEREST EXPENSE:			
Salaries and employee benefits	29,499	26,070	24,647
Equipment	5,100	5,470	5,387
Occupancy	4,642	4,388	3,892
Check and other transaction processing	2,572	2,583	2,554
Professional fees	1,834	1,738	2,018
Courier and postage	1,948	1,908	1,929
Marketing	2,018	1,757	1,709
Other loan expense	1,276	927	912
Communications	1,100	1,282	1,336
Other taxes and insurance	721	837	933
Printing and office supplies	710	770	843
Litigation settlement charges	-	-	4,946
Kiting charge	-	1,945	-
Other noninterest expense	2,598	2,324	3,467
Total noninterest expense	54,018	51,999	54,573
INCOME BEFORE INCOME TAXES	27,193	21,455	17,063
PROVISION FOR INCOME TAXES	8,990	6,695	5,443
NET INCOME	$ 18,203	$ 14,760	$ 11,620
Basic earnings per share	$1.17	$0.92	$0.70
Diluted earnings per share	$1.13	$0.90	$0.69
Weighted average common shares	15,575	16,126	16,711
Weighted average diluted shares	16,069	16,453	16,834

See notes to consolidated financial statements.

WEST COAST BANCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 (Dollars in thousands)	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 18,203	$ 14,760	$ 11,620
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of premises and equipment	3,226	3,702	3,890
Deferred income tax benefit	(251)	(342)	(498)
Write-down of buildings/equipment	649	-	737
Amortization of intangibles	357	375	387
Net losses on sales of available for sale securities	-	-	221
Provision for loan loss	4,979	3,282	2,068
Decrease in interest receivable	735	1,578	61
Decrease (increase) in other assets	(3,431)	1,872	1,868
Origination of loans held for sale	(43,218)	(91,396)	(49,086)
Proceeds from sales of loans held for sale	46,317	80,794	53,974
Decrease in interest payable	(219)	(658)	(354)
Increase (decrease) in other liabilities	(985)	3,312	(905)
Stock based compensation expense	566	582	267
Tax benefit associated with stock options	301	185	159
Decrease (increase) in trading assets	125	(213)	122
Net cash provided by operating activities	27,354	17,833	24,531
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from maturities of available for sale securities	71,138	119,364	28,039
Proceeds from sales of available for sale securities	-	-	8,931
Purchase of available for sale securities	(90,695)	(113,994)	(25,825)
Loans made to customers greater than principal collected on loans	(78,258)	(87,112)	(25,219)
Net capital expenditures	(1,368)	(4,280)	(2,511)
Net cash used in investing activities	(99,183)	(86,022)	(16,585)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase (decrease) in demand, savings and interest bearing transaction accounts	100,711	98,638	(40,994)
Net increase (decrease) in certificates of deposit	(5,691)	(3,813)	36,804
Proceeds from issuance of trust preferred securities	7,500	5,000	-
Proceeds from issuance of long-term borrowings	60,000	80,500	45,000
Repayment of long-term borrowings	(52,500)	(35,022)	(65,667)
Net increase (decrease) in short-term borrowings	(16,786)	(74,738)	21,914
Repurchase of common stock	(13,081)	(6,597)	(8,009)
Net proceeds from issuance of common stock	1,147	813	1,034
Dividends paid and cash paid for fractional shares	(4,699)	(4,465)	(4,167)
Net cash provided by (used in) financing activities	76,601	60,316	(14,085)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,772	(7,873)	(6,139)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	52,961	60,834	66,973
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 57,733	$ 52,961	$ 60,834
Supplemental cash flow information:			
Cash paid in the year for:			
Interest	$ 28,750	$ 41,230	$ 48,436
Income taxes	$ 6,070	$ 8,989	$ 4,745

See notes to consolidated financial statements.

WEST COAST BANCORP
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Shares and Dollars in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE, January 1, 2000	15,345	$ 19,181	$ 78,005	$ 23,008	$ -	$ (3,402)	$ 116,792
Comprehensive income:							
Net income	-	-	-	11,620	-	-	$ 11,620
Other comprehensive income, net of tax:							
Net unrealized investment gains	-	-	-	-	-	-	3,429
Reclassification adjustments for realized losses included in net income							144
Other comprehensive income, net of tax						3,573	3,573
Comprehensive income	-	-	-	-	-	-	$ 15,193
Cash dividends, $.25 per common share	-	-	-	(4,160)	-	-	(4,160)
10% stock dividend	1,517	1,896	14,318	(16,214)	-	-	-
Issuance of common stock pursuant to option plans	234	293	931	-	-	-	1,224
Redemption of stock pursuant to options	(15)	(20)	(170)	-	-	-	(190)
Issuance of common stock pursuant to restricted stock plans	129	162	1,137	-	(1,299)	-	-
Amortization of deferred compensation restricted stock	-	-	-	-	267	-	267
Common stock repurchased and retired	(794)	(993)	(7,016)		-	-	(8,009)
Cash paid for fractional shares	(1)	(1)	-	(6)	-	-	(7)
Tax benefit associated with stock options	-	-	159	-	-	-	159
BALANCE, December 31, 2000	16,415	20,518	87,364	14,248	(1,032)	171	121,269
Comprehensive income:							
Net income	-	-	-	14,760	-	-	$ 14,760
Other comprehensive income, net of tax:							
Net unrealized investment gains							2,243
Other comprehensive income, net of tax						2,243	2,243
Comprehensive income	-	-	-	-	-	-	$ 17,003
Cash dividends, $.28 per common share	-	-	-	(4,465)	-	-	(4,465)
Issuance of common stock pursuant to option plans	138	172	923	-	-	-	1,095
Redemption of stock pursuant to options and restricted stock	(28)	(32)	(250)	-	-	-	(282)
Issuance of common stock pursuant to restricted stock plans	34	42	386	-	(428)	-	-
Amortization of deferred compensation restricted stock	-	-	-	-	582	-	582
Common stock repurchased and retired	(534)	(668)	(5,929)		-	-	(6,597)
Tax benefit associated with stock options	-	-	185	-	-	-	185
BALANCE, December 31, 2001	16,025	20,032	82,679	24,543	(878)	2,414	128,790
Comprehensive income:							
Net income	-	-	-	18,203	-	-	$ 18,203
Other comprehensive income, net of tax:							
Net unrealized investment/derivative gains							2,160
Other comprehensive income, net of tax						2,160	2,160
Comprehensive income	-	-	-	-	-	-	$ 20,363
Cash dividends, $.30 per common share	-	-	-	(4,699)	-	-	(4,699)
Issuance of common stock pursuant to option plans	164	205	1,272	-	-	-	1,477
Redemption of stock pursuant to stock plans	(35)	(44)	(464)	-	18	-	(490)
Activity in Deferred Compensation Plan	13	16	144	-	-	-	160
Issuance of common stock pursuant to restricted stock plans	25	31	346	-	(377)	-	-
Amortization of deferred compensation restricted stock	-	-	-	-	566	-	566
Common stock repurchased and retired	(866)	(1,082)	(11,999)		-	-	(13,081)
Tax benefit associated with stock options	-	-	301	-	-	-	301
BALANCE, December 31, 2002	15,326	$ 19,158	$ 72,279	$ 38,047	$ (671)	$ 4,574	$ 133,387

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of West Coast Bancorp (Bancorp or the Company), which operates its wholly-owned subsidiaries, West Coast Bank (the Bank), West Coast Trust, Centennial Funding Corporation, West Coast Statutory Trust I, West Coast Statutory II and Totten, Inc., after elimination of intercompany transactions and balances. Certain reclassifications of prior year amounts have been made to conform to current classifications.

Nature of Operations. West Coast Bancorp's activities include offering a full range of financial services through 44 offices in western Oregon and Washington. West Coast Trust provides agency, trust and related services.

Trading Assets. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

Investment Securities. Investment securities are classified as either available for sale or held to maturity. For purposes of computing gains and losses, cost of securities sold is determined using the specific identification method. Available for sale securities are carried at fair value with unrealized gains and losses, net of any tax effect, added to or deducted directly from stockholders' equity. Held to maturity securities are carried at amortized cost. The Company does not have any held to maturity securities as of December 31, 2002 or 2001.

Loans Held for Sale. Loans held for sale are carried at the lower of cost or market. Market value is determined in the aggregate. When a loan is sold, the gain is recognized in the consolidated statement of income as the proceeds less the book value of the loan including unamortized fees and capitalized direct costs. In addition, we originate loans to customers under Small Business Administration (SBA) programs that generally provide for SBA guarantees of 70% to 90% of each loan. We periodically sell the guaranteed portion of certain SBA loans to investors and retain the unguaranteed portion and servicing rights in our loan portfolio. Gains on these sales are earned through the sale of the guaranteed portion of the loan for an amount in excess of the adjusted carrying value of the portion of the loan sold. We allocate the carrying value of such loans between the portion sold, the portion retained and a value assigned to the right to service the loan. The difference between the adjusted carrying value of the portion retained and the face amount of the portion retained is amortized to interest income over the life of the related loan using a straight-line method over the anticipated lives of the pool of SBA loans.

Loans. Loans are reported net of unearned income. Interest income on loans is accrued daily on the principal balance outstanding. Loan and commitment fees and the direct cost of originating a loan are deferred and recognized over the life of the loan and/or commitment period as yield adjustments. Generally, no interest is accrued on loans when factors indicate collection of interest is doubtful or when the principal or interest payment becomes 90 days past due. For such loans, previously accrued but uncollected interest is charged against current earnings, and income is only recognized to the extent payments are subsequently received.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral if the loan is collateral dependent. Loans that are currently measured at fair value or at lower of cost or fair value, leases and certain large groups of smaller balance homogeneous loans that are collectively measured for impairment are excluded.

Allowance for Loan Loss. The allowance for loan loss is based on management's estimates. Management determines the adequacy of the allowance for loan loss based on evaluations of the loan portfolio and related off-balance sheet commitments, recent loss experience, and other factors, including economic conditions. The Company determines the amount of the allowance for loan loss required for certain sectors based on relative risk characteristics of the loan portfolio and other financial instruments with credit exposure. Actual losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become necessary, are reported in earnings in the periods in which they become known. The allowance for loan loss is increased by provisions for loan losses in operating earnings. Losses are charged to the allowance while recoveries are credited to the allowance.

Premises and Equipment. Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed on the straight-line method over the estimated useful lives of the related assets, which range from 3 to 40 years. Improvements are capitalized and depreciated over their estimated useful lives. Minor repairs, maintenance, and improvements are charged to operations as incurred. When property is replaced or otherwise disposed of, the cost of such assets and the related accumulated depreciation are removed from their respective accounts. Related gain or loss, if any, is recorded in current operations.

Servicing of Financial Assets. Bancorp originates loans under Small Business Administration ("SBA") loan programs. Bancorp periodically sells such loans, and retains servicing rights on the loans originated and sold. The fair value of the servicing rights are determined based upon discounted cash flow analysis and such servicing rights are being amortized in proportion to, and over the period of, estimated future net servicing income. The servicing rights are periodically evaluated for impairment. No impairment was recognized during 2002, 2001, or 2000.

Intangible Assets. Intangible assets are composed of deposit premiums of $1.2 million and $1.6 million (net of accumulated amortization of $2.1 million and $2.0 million) at December 31, 2002 an 2001, respectively. These deposit premiums are being amortized over a ten-year period.

Other Borrowings. Federal funds purchased and securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Other short-term borrowed funds mature within one year from the transaction date. Other long-term borrowed funds extend beyond one year.

Income Taxes. Income taxes are accounted for using the asset and liability method. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in Bancorp's income tax returns. The deferred tax provision for the year is equal to the net change in the net deferred tax asset from the beginning to the end of the year, less amounts applicable to the change in value related to investments available for sale as well as value changes in interest rate swaps. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Trust Department Assets. Assets (other than cash deposits) held by West Coast Trust in fiduciary or agency capacities for its trust customers are not included in the accompanying Consolidated Balance Sheets, since such items are not assets of West Coast Trust.

Supplemental Cash Flow Information. For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Use Of Estimates In The Preparation Of Financial Statements. The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements.

In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred and be measured at fair value and adjusted for changes in estimated cash flows. Existing generally accepted accounting principles provide for the recognition of such costs at the date of management's commitment to an exit plan. Under SFAS No. 146, management's commitment to an exit plan would not be sufficient, by itself, to recognize a liability. The Statement is effective for exit or disposal activities initiated after December 31, 2002 and is not expected to have a material impact on the results of operations or financial condition of Bancorp.

In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions. This Statement amends Statements No. 72 and 44 and FASB Interpretation No. 9. Among other topics, this Statement requires that an unidentifiable intangible asset that is recognized in an acquisition of a financial institution, which is accounted for as a business combination, in which the liabilities assumed exceed the identifiable assets acquired, be recorded as goodwill. Consequently, this unidentifiable intangible asset will be subject to the goodwill accounting standards set forth in SFAS No. 142, Goodwill and Other Intangible Assets, and will be evaluated for impairment on an annual basis instead of being amortized. Bancorp does not currently own intangible assets of this nature, as Bancorp's intangible assets are identified entirely as deposit intangibles that continue to be amortized.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. This statement is effective for fiscal years ending after December 15, 2002. Management does not expect that the provisions of SFAS No. 148 will impact our results of operations or financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN No. 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 is an interpretation of FASB Statements No. 5, 57 and 107 and rescinds FIN No. 35. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has adopted the provisions of FIN No. 45.

Accounting for Stock-Based Compensation. At December 31, 2002, Bancorp has multiple stock option plans, which are described in Note 16. Bancorp accounts for its stock option plans using the intrinsic value method under Accounting Principals Board (APB) Opinion 25, under which no compensation cost has been recognized in the periods presented. All options granted under our stock option plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the fair value based method established in SFAS No. 123, Accounting for Stock-Based Compensation had been applied to all outstanding and unvested awards in each period.

(Dollars in thousands, except per share data)	Year ended December 31		
	2002	2001	2000
Net income, as reported	$ 18,203	$ 14,760	$ 11,620
Deduct: Total stock-based compensation expense determined under fair value based method for all options, net of related tax effects	(773)	(633)	(960)
Pro forma net income	$ 17,430	$ 14,127	$ 10,660
Earnings per share:			
Basic-as reported	$ 1.17	$ 0.92	$ 0.70
Basic-proforma	$ 1.12	$ 0.88	$ 0.64
Diluted-as reported	$ 1.13	$ 0.90	$ 0.69
Diluted-proforma	$ 1.08	$ 0.86	$ 0.63

2. INVESTMENT SECURITIES

(Dollars in thousands) December 31, 2002	AVAILABLE FOR SALE			
	Amortized Cost	Unrealized Gross Gains	Unrealized Gross Losses	Fair Value
U.S. Treasury securities	$ 5,500	$ 83	$ -	$ 5,583
U.S. Government agency securities	64,461	2,051	29	66,483
Corporate securities	21,682	815	-	22,497
Mortgage-backed securities	67,921	1,317	4	69,234
Obligations of state and political subdivisions	83,372	4,243	23	87,592
Equity and other securities	15,018	-	-	15,018
Total	$ 257,954	$ 8,509	$ 56	$ 266,407

(Dollars in thousands) December 31, 2001	AVAILABLE FOR SALE			
	Amortized Cost	Unrealized Gross Gains	Unrealized Gross Losses	Fair Value
U.S. Treasury securities	$ 5,477	$ 13	$ -	$ 5,490
U.S. Government agency securities	56,807	1,127	30	57,904
Corporate securities	20,855	704	163	21,396
Mortgage-backed securities	53,544	698	101	54,141
Obligations of state and political subdivisions	87,409	1,908	180	89,137
Equity and other securities	16,621	-	-	16,621
Total	$ 240,713	$ 4,450	$ 474	$ 244,689

There were no gross realized gains in 2002, 2001 and 2000. Gross realized losses of $0, $0 and $221,000, were realized on sales of investment securities in 2002, 2001, and 2000, respectively. Securities with a fair value of approximately $34.3 million and $33.4 million were pledged to secure public deposits at December 31, 2002 and 2001, respectively. In addition, Bancorp pledged $10.3 million and $10.1 million of U.S. government agencies at December 31, 2002 and 2001, respectively, to secure borrowings under reverse repurchase agreements. Under regulatory guidelines, no outstanding mortgage-backed securities were classified as high risk at December 31, 2002 or 2001.

3. MATURITIES OF INVESTMENTS

(Dollars in thousands)	AVAILABLE FOR SALE	
December 31, 2001	Amortized Cost	Fair Value
U.S Treasury securities:		
One year through five years	$ 5,500	$ 5,583
Total	5,500	5,583
U.S. Government agency securities:		
One year or less	1,049	1,081
One year through five years	59,064	60,567
After five through ten years	4,348	4,835
Total	64,461	66,483
Corporate Securities:		
One year or less	6,165	6,305
One year through five years	12,517	13,192
After five through ten years	3,000	3,000
Total	21,682	22,497
Obligations of state and political subdivisions:		
One year or less	7,320	7,477
One year through five years	37,285	39,723
After five through ten years	36,905	38,492
Due after ten years	1,862	1,900
Total	83,372	87,592
Sub-total	175,015	182,155
Mortgage-backed securities	67,921	69,234
Equity investments and other securities	15,018	15,018
Total securities	$ 257,954	$ 266,407

4. LOANS AND ALLOWANCE FOR LOAN LOSS

The following table presents the loan portfolio as of December 31, 2002 and 2001.

(Dollars in thousands)	December 31,	
	2002	2001
Commercial loans	$ 205,725	$ 198,252
Real estate – construction	121,711	94,470
Real estate – mortgage	148,350	113,462
Real estate – commercial	637,978	633,216
Installment and other consumer	46,151	45,650
Total loans	1,159,915	1,085,050
Allowance for loan loss	(16,838)	(15,252)
Total loans, net	$ 1,143,077	$ 1,069,798

4. LOANS AND ALLOWANCE FOR LOAN LOSS (Continued)

The following is an analysis of the changes in the allowance for loan loss:

(Dollars in thousands)	Year Ending December 31,		
	2002	2001	2000
Balance, beginning of period	$ 15,252	$ 14,244	$ 13,480
Provision for loan loss	4,979	3,282	2,068
Losses charged to the allowance	(3,680)	(2,550)	(1,674)
Recoveries credited to the allowance	287	276	370
Balance, end of period	$ 16,838	$ 15,252	$ 14,244

Loans on which the accrual of interest has been discontinued, amounted to approximately $5.1 million, $6.4 million and $5.7 million at December 31, 2002, 2001, and 2000, respectively. Interest income foregone on non-accrual loans was approximately $314,000, $533,000 and $401,000 in 2002, 2001, and 2000, respectively.

At December 31, 2002 and 2001, Bancorp's recorded investment in certain loans that were considered to be impaired was $4.9 million and $6.2 million respectively, all of which was classified as non-performing. Of these impaired loans, $0 and $717,000 had a specific related valuation allowance of $0 and $125,000, respectively, while $4.9 million and $5.5 million did not require a specific valuation allowance. The balance of the allowance for loan loss in excess of these specific reserves is available to absorb the inherent losses from all loans in the portfolio. The average recorded investment in impaired loans for the years ended December 31, 2002, 2001, and 2000 was approximately, $5.2 million, $6.2 million and $1.7 million, respectively. For the years ended December 31, 2002, 2001 and 2000, interest income recognized on impaired loans totaled $17,000, $12,000 and $57,000, respectively, all of which was recognized on a cash basis.

As of December 31, 2002, 2001 and 2000, the Bank had loans to persons serving as directors, officers, principal shareholders and their related interests totaling $5.4 million, $14.0 million and $12.4 million, respectively. These loans were made substantially on the same terms, including interest rates, maturities and collateral as those made to other customers of the Bank.

The Bank grants commercial and residential loans to customers primarily throughout Oregon and Washington. Although the Bank has a diversified loan portfolio, a substantial portion of the portfolio belongs to debtors whose ability to honor their contracts is dependent upon the economies of Oregon and/or Washington.

(Dollars in thousands)	December 31,	
	2002	2001
Balance, beginning of period	$ 13,968	$ 12,439
New loans and advances	1,627	2,327
Principal payments and payoffs	(10,155)	(798)
Balance, end of period	$ 5,440	$ 13,968

5. PREMISES AND EQUIPMENT

Premises and equipment consists of the following:

(Dollars in thousands)	December 31, 2002	December 31, 2001
Land	$ 4,796	$ 4,859
Buildings and improvements	22,881	23,318
Furniture and equipment	22,432	25,655
Construction in progress	37	593
	50,146	54,425
Accumulated depreciation	(23,537)	(25,309)
Total	$ 26,609	$ 29,116

Depreciation included in net occupancy and equipment expense amounted to $3.3 million, $3.7 million and $3.9 million for the years ended December 31, 2002, 2001, and 2000, respectively. The Company periodically reviews the recorded value of its long-lived assets, specifically premises and equipment, to determine whether impairment exists. During the first quarter of 2002, the Company disposed of antiquated computer and printer related equipment with a net book value of $258,000. In addition, the Company sold a house and an administration building in Shelton, Washington. A branch location in Lincoln County, Oregon was also examined and found to be impaired under the guidance provided in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The amount of impairment loss relating to this building was $355,000. The Company recognized a total of $613,000 of expenses in other noninterest expense related to these fixed asset write-offs and impairment charges. The fair value of the properties was based on pending sale prices and independent appraisals. No impairment write-downs occurred in 2001 or 2000.

6. BORROWINGS

Borrowings consist of the following:

(Dollars in thousands)	December 31, 2002	December 31, 2001
Short term borrowings:		
Securities sold under agreements to repurchase	$ 9,902	$ 9,499
FHLB advances	-	17,189
Total short term borrowings	9,902	26,688
Long term borrowings:		
FHLB advances	98,000	90,500
Total long term borrowings	98,000	90,500
Total borrowings	$ 107,902	$ 117,188

Short-term borrowings generally consist of Federal Home Loan Bank borrowings, security reverse repurchase agreements and Federal Funds Purchased overnight from correspondent banks. At December 31, 2002, Bancorp had $9.9 million in reverse repurchase agreements maturing in May 2003, with a rate of 2.50%. Bancorp had no outstanding Federal Funds purchased at December 31, 2002 and 2001.

Long-term borrowings at December 31, 2002 consist of notes with fixed maturities, balloon payments and putable advances with the FHLB totaling $98.0 million. Total long-term borrowings with fixed maturities were $88.0 million with rates ranging from 1.82% to 5.63%. Bancorp's putable advances total $10.0 million with an original term of five years and quarterly put options and final maturity in June 2005; the rate on this advance is currently 6.84%. Principal payments due on Bancorp's long-term borrowings at December 31, 2002 are $20 million in 2003, $12.5 million in 2004, $30 million in 2005, $20.5 million in 2006, and $15 million in 2007, with no balances due thereafter.

6. BORROWINGS (Continued)

Long-term borrowings at December 31, 2001 consisted of notes with fixed maturities, balloon payments and putable advances with the FHLB totaling $90.5 million. Total long-term borrowings with fixed maturities were $40.5 million with rates ranging from 3.27% to 5.63%. Bancorp's putable advances totaled $50.0 million and had original terms of two, four and five years with quarterly put options and final maturities in June 2002, January 2004 and June 2005; rates on these advances were 6.41%, 5.00% and 6.84%.

Securities sold under agreements to repurchase, with an amortized cost of $10.0 million and $10.0 million at December 31, 2002 and 2001 were collateralized by available for sale securities held in Bancorp's portfolio.

FHLB advances are collateralized as provided for in the advance, pledge and security agreements with the FHLB, by certain investment and mortgage-backed securities, stock owned by Bancorp including deposits at the FHLB and certain loans. At December 31, 2002 the Company had additional borrowing capacity available of $111.1 million at the FHLB.

7. MANDATORILY REDEEMABLE TRUST PREFERRED SECURITIES

In June 2002, West Coast Bancorp issued $7.5 million of pooled trust preferred securities (Preferred Securities) through one issuance by a wholly-owned subsidiary grantor trust, West Coast Statutory Trust II. These floating rate preferred securities issued by West Coast Statutory Trust II accrue interest at a variable rate of interest, initially at 5.34%. The interest rate resets quarterly and is equal to the 3-month LIBOR rate plus 3.45%. The stated maturity date of this offering is June of 2031. In December 2001, West Coast Bancorp issued $5.0 million of Preferred Securities through one issuance by a wholly-owned subsidiary grantor trust, West Coast Statutory Trust I. The floating rate preferred securities issued by West Coast Statutory Trust I accrue interest at a variable rate of interest, initially at 5.02% on the outstanding balance. The interest rate resets quarterly and is equal to the 3-month LIBOR rate plus 3.60%. The stated maturity date of this offering is December of 2032. Preferred Securities accrue and pay distributions periodically at specified annual rates as provided in the indentures. The trusts used the net proceeds from the offering to purchase a like amount of Junior Subordinated Debentures (Debentures) of the Company. The Debentures are the sole assets of the trusts and are eliminated, along with the related income statement effects, in the consolidated financial statements. The Company's obligations under the Debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligations of the trusts. The Preferred Securities are mandatorily redeemable upon the maturity of the Debentures, or upon earlier redemption as provided in the indentures. The Company has the right to redeem the Debentures in whole (but not in part) on or after specific dates, at a redemption price specified in the indentures plus any accrued but unpaid interest to the redemption date.

West Coast Statutory Trust II completed the sale of $7.5 million Preferred Securities in June 2002. The sole asset of West Coast Statutory Trust II is $7.5 million principal amount 4.69% Debentures that mature in June 2032, and are redeemable prior to maturity at the option of the Company on or after June 2007. West Coast Statutory Trust I completed the sale of $5 million Preferred Securities in December 2001. The sole asset of West Coast Statutory Trust I is $5.0 million principal amount 4.87% Debentures that mature in December 2031, and are redeemable prior to maturity at the option of the Company on or after December 2006.

In connection with both offerings, Bancorp entered into swap agreements that will result in a fixed interest rate on the securities for five years, equal to 8.62% and 8.14%, respectively.

8. COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases land and office space under 25 leases, of which 22 are long-term noncancellable operating leases that expire between 2003 and 2022. At the end of the respective lease terms, Bancorp may renew the leases at fair rental value. At December 31, 2002, minimum future lease payments under these leases and other operating leases were:

(Dollars in thousands) Year		Minimun Future Lease Payments
2003	$	1,953
2004		1,941
2005		1,752
2006		1,700
2007		1,243
Thereafter		12,206
Total	$	20,795

Rental expense for all operating leases was $1,969,000, $1,712,000, and $1,516,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

In April, 2002, a lawsuit was filed against Bancorp in the Circuit Court of the State of Oregon for the County of Lincoln by Walter L. West d.b.a. Walter West Construction Co. The suit is known as Walter L. West, dba Walter West Construction Co. v. Jeffrey Teeny, Stephen L. Stoelk, Shauna L. Stoelk, B.A.S.S. Construction Co., Inc. and West Coast Bancorp. Plaintiffs have asserted claims against Bancorp alleging breach of contract, various estoppel theories, negligent misrepresentation, and interference with prospective economic advantage.

Plaintiff's allegations relate to Bancorp's alleged failure to provide take out financing to a third party in connection with a real estate transaction in 1998. Plaintiff alleges that it was a third party beneficiary of an agreement to provide financing and that Bancorp's actions in connection with the transaction constituted a breach of contract and was tortious under Oregon law. Plaintiff seeks damages from Bancorp in the amount of $3.5 million, plus such additional damages as may be proven at trial.

In addition, Bancorp is periodically party to litigation arising in the ordinary course of business. Based on information currently known to management, although there are uncertainties inherent in litigation, we do not believe there is any legal action to which Bancorp or any of its subsidiaries is a party that, individually or in the aggregate, will have a materially adverse effect on Bancorp's financial condition.

9. INCOME TAXES

The provision (benefit) for income taxes for the last three years consisted of the following:

(Dollars in thousands)	Year ended December 31,		
	2002	2001	2000
Current			
Federal	$ 7,255	$ 5,979	$ 4,933
State	1,484	1,058	1,008
	8,739	7,037	5,941
Deferred			
Federal	(208)	(291)	(414)
State	(43)	(51)	(84)
	(251)	(342)	(498)
Total			
Federal	7,463	5,688	4,519
State	1,527	1,007	924
Total	$ 8,990	$ 6,695	$ 5,443

Net deferred taxes are included in other assets on the Company's balance sheet. The tax effect of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities as of December 31, 2002 and 2001 are presented below:

(Dollars in thousands)	December 31,	
	2002	2001
Deferred tax assets:		
Allowance for loan loss	$ 6,486	$ 5,993
Settlement asset	-	320
Net unrealized loss on derivatives-Swap	361	-
Deferred employee benefits	484	530
Other	-	116
Total deferred tax assets	7,331	6,959
Deferred tax liabilities:		
Accumulated depreciation	1,280	952
Federal Home Loan Bank stock dividends	1,247	1,965
Net unrealized gains on investments available for sale	3,322	1,562
Intangible assets	280	399
Other	437	168
Total deferred tax liabilities	6,566	5,046
Net deferred tax assets	$ 765	$ 1,913

The effective tax rate varies from the federal income tax statutory rate. The reasons for the variance are as follows:

(Dollars in thousands)	Year ended December 31,		
	2002	2001	2000
Expected federal income tax provision (1)	$ 9,518	$ 7,509	$ 5,972
State income tax, net of federal income tax effect	992	920	573
Interest on obligations of state and political subdivisions exempt from federal tax	(1,293)	(1,200)	(1,200)
Investment tax credits	(480)	(171)	-
Other, net	253	(363)	98
Total	$ 8,990	$ 6,695	$ 5,443

(1) Federal income tax provision applied at 35%.

10. STOCKHOLDERS' EQUITY AND REGULATORY REQUIREMENTS

Authorized capital of Bancorp includes 10,000,000 shares of Preferred Stock no par value, none of which were issued at December 31, 2002, 2001 and 2000. No stock dividend was declared in 2002 or 2001. In September 2000, the Board of Directors declared a 10 percent stock dividend payable to shareholders of record October 9, 2000. Where appropriate, share and per share amounts have been restated to retroactively reflect the stock dividend as well as all previous stock dividends and splits.

In December 1998, Bancorp announced a stock repurchase program associated with its stock option plans. Under this plan the Company repurchased .9 million shares for $12.8 million or $13.86 per share through July of 2000, when activity under this plan was discontinued. This stock repurchase plan was formally cancelled in September of 2002.

In July 2000, Bancorp announced a stock repurchase program that was expanded in September 2000, June 2001, and again in September of 2002. Under this plan, the Company can buy up to 2.88 million shares of the Company's common stock, including completed purchases. The Company intends to use existing funds and/or long-term borrowings to finance the repurchases. Total shares available for repurchase under this plan are 907,000 at December 31, 2002. The following table presents information with respect to Bancorp's stock July 2002 repurchase program.

(Shares and dollars in thousands)	Shares repurchased in period	Cost of shares repurchased	Cost per share
Year ended 2000	573	$5,264	$9.19
Year ended 2001	534	6,597	$12.35
Year ended 2002	866	13,081	$15.11
Plan to date total	1,973	$24,942	$12.64

The FRB and FDIC have established minimum requirements for capital adequacy for bank holding companies and member banks. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bancorp and its significant bank subsidiaries must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items. The FRB and FDIC risk based capital guidelines require banks and bank holding companies to have a ratio of tier one capital to total risk weighted assets of at least 4%, and a ratio of total capital to total risk weighted assets of 8% or greater. In addition, the leverage ratio of tier one capital to total average assets less intangibles is required to be at least 3%. Well capitalized guidelines require banks and bank holding companies to maintain tier one capital of at least 6%, total risk based capital of at least 10% and a leverage ratio of at least 5%. Bancorp and its bank subsidiary's capital components, classification, risk weightings and other factors are also subject to qualitative judgements by regulators. Failure to meet minimum capital requirements can initiate certain action by regulators that, if undertaken, could have a material effect on Bancorp's financial statements. As of December 31, 2002, Bancorp and its subsidiary bank are considered "Well Capitalized" under current risk based capital regulatory guidelines. Management believes that no events or changes in conditions have subsequently occurred which would significantly change Bancorp's capital position. Under capital ratio and state law restrictions, as of December 31, 2002, the Bank could have declared dividends to the Parent Company of approximately $43.3 million in the aggregate, without obtaining prior regulatory approval.

The following table presents selected risk adjusted capital information as of December 31, 2002 and 2001:

	2002				2001			
(Dollars in thousands)	Actual		Amount Required For Minimum Capital Adequacy	Percent required for Minimum Capital Adequacy	Actual		Amount Required For Minimum Capital Adequacy	Percent required for Minimum Capital Adequacy
	Amount	Ratio	Amount		Amount	Ratio	Amount	
Tier 1 Capital								
West Coast Bancorp	$ 140,095	10.10%	$ 55,474	4%	$ 129,802	10.44%	$ 49,729	4%
West Coast Bank	133,958	9.66%	55,467	4%	117,526	9.45%	49,726	4%
Total Capital								
West Coast Bancorp	$ 156,933	11.32%	$ 110,947	8%	$ 145,054	11.67%	$ 99,458	8%
West Coast Bank	150,796	10.87%	110,933	8%	132,778	10.68%	99,453	8%
Leverage Ratio								
West Coast Bancorp	$ 140,095	9.19%	$ 45,725	3%	$ 129,802	9.32%	$ 41,784	3%
West Coast Bank	133,958	8.78%	45,748	3%	117,526	8.44%	41,782	3%

11. BALANCES WITH THE FEDERAL RESERVE BANK

The Bank is required to maintain cash reserves or deposits with the Federal Reserve Bank equal to a percentage of reservable deposits. The average required reserves for the Bank were $8.8 million during 2002 and $6.8 million in 2001.

12. EARNINGS PER SHARE

The following table reconciles the numerator and denominator of the Basic and Diluted earnings per share computations:

(Dollars and shares in thousands)	Net Income	Weighted Average Shares	Per Share Amount
	For the year ended December 31, 2002		
Basic earnings	$ 18,203	15,575	$ 1.17
Stock options		450	
Restricted stock		44	
Diluted earnings	$ 18,203	16,069	$ 1.13
	For the year ended December 31, 2001		
Basic earnings	$ 14,760	16,126	$ 0.92
Stock options		280	
Restricted stock		47	
Diluted earnings	$ 14,760	16,453	$ 0.90
	For the year ended December 31, 2000		
Basic earnings	$ 11,620	16,711	$ 0.70
Stock options		123	
Diluted earnings	$ 11,620	16,834	$ 0.69

Bancorp, for the periods reported, had no reconciling items between net income and income available to common shareholders. Shares of 171,000, 572,000 and 700,000 having an antidilutive effect on earnings per share have been excluded from calculations in 2002, 2001 and 2000, respectively.

13. COMPREHENSIVE INCOME

The following table displays the components of other comprehensive income for the last three years:

	Year ended December 31,		
(Dollars in thousands)	2002	2001	2000
Unrealized gains on securities:			
Unrealized holding gains arising during the year	$ 4,477	$ 3,695	$ 5,578
Tax provision	(1,759)	(1,452)	(2,149)
Unrealized holdings gains arising during the year, net of tax	2,718	2,243	3,429
Less: Unrealized losses on derivative- Cash flow hedges	(919)	-	-
Tax benefit	361	-	-
Unrealized losses on derivatives, net of tax	(558)	-	-
Plus: Reclassification adjustment for losses on sale of securities	-	-	221
Tax benefit	-	-	(77)
Net realized losses, net of tax	-	-	144
Other comprehensive income	$ 2,160	$ 2,243	$ 3,573

14. CERTIFICATES OF DEPOSIT

Included in certificates of deposit are certificates in denominations of $100,000 or greater, totaling $130.6 million and $133.3 million at December 31, 2002 and 2001, respectively. Interest expense relating to certificates of deposits in denominations of $100,000 or greater was $4.7 million, $6.8 million and $6.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. Maturity amounts on Bancorp's certificates of deposits include $226.2 million in 2003, $103.0 million in 2004, $26.1 million in 2005, $4.0 in 2006, and $11.3 million in 2007, with $.7 million due thereafter. Included in the maturity amounts, are $7 million in variable rate certificates of deposit that reprice monthly with maturities in the first quarter of 2003.

15. EMPLOYEE BENEFIT PLANS

West Coast Bancorp employee benefits include a plan established under section 401(k) of the Internal Revenue Code for certain qualified employees (the 401(k) plan). Employee contributions up to 15 percent of salaries under the Internal Revenue Code guidelines can be made under the 401(k) plan, of which Bancorp matches 50 percent of the employees' contributions up to a maximum of 6 percent of the employees' salary. Bancorp may also elect to make discretionary contributions to the plan. Employees vest immediately in their own contributions and earnings thereon and vest in Bancorp's contributions over five years of eligible service. Bancorp has merged previously acquired companies' plans into its own plan. Bancorp's expenses totaled $491,000, $395,000 and $349,000 for 2002, 2001, and 2000, respectively, none of which were discretionary.

Bancorp provides a non-qualified Deferred Compensation Plan for Directors and a non-qualified Deferred Compensation Plan for Executive Officers (Deferred Compensation Plans) as supplemental benefit plans which permit directors and selected officers to elect to defer receipt of all or any portion of their future salary, bonus or directors' fees. In addition, the Deferred Compensation Plans restore benefits lost by employees under the 401(k) plan due to specified Internal Revenue Code restrictions on the maximum benefits that may be paid under those plans. All contributions are invested at the participants' direction among a variety of investment alternatives. Amounts contributed to these plans to restore benefits otherwise limited by the Internal Revenue Code restrictions have been included in the 401(k) plan contribution expense reported in the previous paragraph. A deferred compensation liability of $1.4 million and $1.7 million was accrued as of December 31, 2002 and 2001, respectively.

Bancorp's expenses related to retirement benefits for certain present and former employees, were $175,000, $121,000 and $121,000 for 2002, 2001 and 2000, respectively. Certain of these retirement benefits are directly or indirectly funded through the purchase of corporate owned life insurance policies. The recorded cash surrender value of these policies was $1.8 million and $1.7 million at December 31, 2002 and 2001, respectively.

16. STOCK PLANS

Bancorp's stock option plans include the 2002 Stock Incentive Plan (2002 Plan), 1999 Stock Option Plan (1999 Plan), the Combined 1991 Employee Stock Option Plan and Non-Qualified Stock Option Plan (1991 Plan), the 1995 Directors Stock Option Plan (1995 Plan), the 1989 and 1985 Non-Qualified Stock Option Plans and the 1989 and 1985 Qualified Stock Option Plans (1985 and 1989 Plans). At December 31, 2002, the 2002 Plan had 1.3 million shares available for future grants. No additional grants may be made under the 1985, 1989, 1991, 1995, and 1999 Plans.

All stock options have an exercise price that is equal to the fair market value of Bancorp's stock on the date the options were granted. Options granted under the 2002 Plan are generally exercisable over a three-year period. Options granted under the 1999 Plan and 1995 Plan are exercisable over a three-year period with certain grants vesting immediately. The majority of the options previously granted under the 1991 and 1989 Plans are exercisable immediately following the effective date of the grant with certain options granted under the 1991 Plan exercisable in one year. Certain options previously granted under the 1995 Plan became exercisable over one to four year periods. Substantially all options previously granted under the 1985 Plans became exercisable at a rate of 2% a month for 50 months, or equally over a four year period; all options previously issued under the 1985 and 1991 Plans are fully vested.

	2002 Common Shares	2002 Weighted Avg. Ex. Price	2001 Common Shares	2001 Weighted Avg. Ex. Price	2000 Common Shares	2000 Weighted Avg. Ex. Price
Balance, beginning of year	1,768,126	$ 10.65	1,591,980	$ 10.55	1,243,992	$ 10.53
Granted	364,895	14.71	500,890	10.45	848,743	9.62
Exercised	(164,159)	8.82	(137,587)	7.96	(256,616)	4.77
Forfeited	(32,925)	12.80	(187,157)	11.34	(244,139)	13.29
Balance, end of year	1,935,937	$ 11.53	1,768,126	$ 10.65	1,591,980	$ 10.55
Exercisable, end of year	1,179,215		1,048,653		1,040,809	
Avg. fair value of options granted		$ 3.25		$ 3.75		$ 3.54

As of December 31, 2002, outstanding stock options consist of the following:

Exercise Price Range	Options Outstanding	Weighted Avg. Exercise Price	Weighted Avg. Remaining Life	Options Exercisable	Weighted Avg. Exercise Price
$ 3.77 - $ 9.10	185,055	$ 6.78	3.69	170,446	$ 6.63
9.20 - 9.20	411,824	9.20	7.32	296,314	9.20
9.26 - 10.28	455,491	10.18	8.16	178,533	10.05
10.71 - 14.60	377,050	12.84	6.22	365,395	12.83
14.67 - 18.97	506,517	15.39	8.27	168,527	16.80
Total	1,935,937	$ 11.53	7.21	1,179,215	$ 11.17

16. STOCK PLANS, (Continued)

Bancorp accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. See footnote 1 " SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES" for further information.

The average fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The following table presents the assumptions used in the fair value calculation:

	Non-Qualified Director Options			Employee Options		
	2002	2001	2000	2002	2001	2000
Risk Free interest rates	4.52%	4.74%	6.53%	2.70%-4.77%	4.02%-5.09%	5.75%-6.75%
Expected dividend	2.25%	1.99%	2.54%	2.25%	1.99%	2.54%
Expected lives, in years	5	5	5	5	5	5
Expected volatility	23%	41%	41%	23%	41%	41%

Bancorp grants restricted stock periodically as a part of the 2002 Plan for the benefit of employees and directors. There are 113,000 shares authorized for restricted stock grants under this plan. At December 31, 2002 there were 88,300 shares available for restricted stock grants. Restricted stock grants are made at the discretion of the Board of Directors, except with regard to grants to Bancorp's Section 16 officers, which are made at the discretion of the Board's Compensation and Personnel Committee. Restricted shares issued currently vest over three years. Compensation expense for restricted stock is based on the market price of the Company stock at the time of the grant and amortized on a straight-line basis over the vesting period which is currently 3 years for all grants issued. Recipients of restricted stock do not pay any cash consideration to the Company for the shares, and have the right to vote all shares subject to such grant, and receive all dividends with respect to such shares, whether or not the shares have vested. The restriction is based upon continuous service. Restricted stock consists of the following for the years ended December 31, 2002, 2001 and 2000:

	2002 Restricted Shares	Average Market Price at Grant	2001 Restricted Shares	Average Market Price at Grant	2000 Restricted Shares	Average Market Price at Grant
Balance, beginning of year	115,166		140,598		-	
Granted	24,700	$ 15.25	34,150	$ 12.50	143,568	$ 9.23
Forfeited/vested	(53,507)		(59,582)		(2,970)	
Balance, end of year	86,359		115,166		140,598	

The balance of unearned compensation related to these restricted shares as of December 31, 2002 and 2001 was $.7 million and $.9 million respectively. Total compensation expense recognized for the restricted shares granted was $566,000, $582,000 and $267,000 in 2002, 2001 and 2000, respectively.

17. FAIR VALUES OF FINANCIAL INSTRUMENTS

A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that conveys or imposes the contractual right or obligation to either receive or deliver cash or another financial instrument. Examples of financial instruments included in Bancorp's balance sheet are cash, federal funds sold or purchased, debt and equity securities, loans, demand, savings and other interest-bearing deposits, notes and debentures. Examples of financial instruments which are not included in the Bancorp balance sheet are commitments to extend credit and standby letters of credit.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price if one exists.

Accounting standards require the fair value of deposit liabilities with no stated maturity, such as demand deposits, NOW and money market accounts, to equal the carrying value of these financial instruments and does not allow for the recognition of the inherent value of core deposit relationships when determining fair value. While the accounting standards do not require disclosure of the fair value of nonfinancial instruments, such as Bancorp's premises and equipment, its banking and trust franchises and its core deposit relationships, Bancorp believes these nonfinancial instruments have significant fair value.

Bancorp has estimated fair value based on quoted market prices where available. In cases where quoted market prices were not available, fair values were based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows or other valuation techniques that utilize assumptions which are highly subjective and judgmental in nature. Subjective factors include, among other things, estimates of cash flows, the timing of cash flows, risk and credit quality characteristics and interest rates. Accordingly, the results may not be precise, and modifying the assumptions may significantly affect the values derived. In addition, fair values established utilizing alternative valuation techniques may or may not be substantiated by comparison with independent markets. Further, fair values may or may not be realized if a significant portion of the financial instruments were sold in a bulk transaction or a forced liquidation. Therefore, any aggregate unrealized gains or losses should not be interpreted as a forecast of future earnings or cash flows. Furthermore, the fair values disclosed should not be interpreted as the aggregate current value of Bancorp.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents - The carrying amount is a reasonable estimate of fair value.

Investment Securities - For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans - The fair value of loans is estimated by discounting the future cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities - The fair value of demand deposits, savings accounts and other deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-term borrowings - The carrying amount is a reasonable estimate of fair value given the short-term nature of these financial instruments.

Long-term borrowings - The fair value of the long-term borrowings is estimated by discounting the future cash flows using the current rate at which similar borrowings with similar remaining maturities could be made.

Trust preferred securities - The carrying amount is a reasonable estimate of fair value given the quarterly repricing characteristics of the trust preferred securities.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees - The majority of our commitments to extend credit carry current market interest rates if converted to loans. Because these commitments are generally unassignable by either the borrower or us, they only have value to the borrower and us. The estimated fair value approximates the recorded deferred fee amounts and is excluded from the following table.

17. FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The estimated fair values of financial instruments at December 31, 2002 are as follows:

(Dollars in thousands)	Carrying Value	Fair Value
FINANCIAL ASSETS:		
Cash and cash equivalents	$ 57,733	$ 57,733
Trading assets	967	967
Investment securities	266,407	266,407
Net Loans (net of allowance for loan losses and including loans held for sale)	$ 1,154,001	$ 1,202,099
FINANCIAL LIABILITIES:		
Deposits	$ 1,266,453	$ 1,272,281
Short-term borrowings	9,902	9,902
Long-term borrowings	98,000	103,392
Mandatorily redeemable trust preferred securities	12,500	12,500
Derivative instruments - Swaps	957	957

The estimated fair values of financial instruments at December 31, 2001 are as follows:

(Dollars in thousands)	Carrying Value	Fair Value
FINANCIAL ASSETS:		
Cash and cash equivalents	$ 52,961	$ 52,961
Trading assets	1,092	1,092
Investment securities	244,689	244,689
Net Loans (net of allowance for loan losses and including loans held for sale)	$ 1,083,821	$ 1,088,314
FINANCIAL LIABILITIES:		
Deposits	$ 1,171,433	$ 1,171,885
Short-term borrowings	26,688	26,688
Long-term borrowings	90,500	93,315
Mandatorily redeemable trust preferred securities	5,000	5,000

18. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Financial instruments held or issued for lending-related purposes.

The Bank has financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. As of December 31, 2002, outstanding commitments consist of the following:

(Dollars in thousands)		Contract or Notional Amount
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit		
Real estate secured for commercial construction or land development	$	65,640
Revolving open-end lines secured by 1-4 family residential properties		62,492
Credit card lines		27,405
Other		184,307
Standby letters of credit and financial guarantees		3,294
Total	$	343,138

Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Many of the commitments may expire without being drawn upon, therefore the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued to guarantee a customer's performance or payment to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Financial instruments held or issued for asset and liability management purposes.

Bancorp currently uses single interest-rate swaps to convert its variable rate Preferred Securities to fixed rates. These swaps have been entered into concurrently with the issuance of the Preferred Securities. These swaps are accounted for as cash flow hedges under SFAS No. 133. The swaps possess a term equal to the non-callable term of the Preferred Securities, with a fixed pay rate and a receive rate indexed to rates paid on the Preferred Securities and a notional amount equal to the amount of the Preferred Securities being hedged. The specific terms and notional amount of the swaps exactly match those of the Preferred Securities being hedged with the exception that the Preferred Securities have an interest rate cap of 12.5%. As such the swaps are not considered to be 100% effective and changes in the fair value of the hedge are recorded in other comprehensive income and the measure of the ineffective portion is recorded in other expense on the statement of income. For the years ended December 31, 2002 and 2001 the expense recognized for hedge ineffectiveness was $39,000 and $0, respectively. The floating rate Preferred Securities combined with the cash flow hedge created a synthetic fixed rate debt instrument. The unrealized loss on the cash flow hedge approximated the unrealized loss the Company would have incurred if it had issued a fixed rate debt instrument.

The notional amount of the swaps is $12.5 million at December 31, 2002 and $5 million at December 31, 2001. Both swaps have a term of 5 years expiring June 2007 and December 2006, respectively. The Company intends to use the swaps as a hedge of the related debt for 5 years. The periodic settlement date of the swap results in the reclassifying as earnings the gains or losses that are reported in accumulated other comprehensive income. The estimated amount of existing unrealized losses that will be reclassified into earnings in 2003 is approximately $438,000. The fair value of Bancorp's swaps recorded in other liabilities at December 31, 2002 was $957,000. No fair value was recorded in 2001. For the year ended December 31, 2000, the Company did not have any derivative instruments.

19. PARENT COMPANY ONLY FINANCIAL DATA

The following sets forth the condensed financial information of West Coast Bancorp on a stand-alone basis:

WEST COAST BANCORP
UNCONSOLIDATED BALANCE SHEETS

As of December 31 (Dollars in thousands)	2002	2001
Assets:		
Cash and cash equivalents	$ 5,104	$ 7,451
Investment in subsidiaries	142,815	124,303
Other assets	-	3,211
Total assets	$ 147,919	$ 134,965
Liabilities and stockholders' equity:		
Long term borrowings	$ 12,887	$ 5,155
Other liabilities	1,645	1,020
Total liabilities	14,532	6,175
Stockholders' equity	133,387	128,790
Total liabilities and stockholders' equity	$ 147,919	$ 134,965

WEST COAST BANCORP
UNCONSOLIDATED STATEMENTS OF INCOME

Year ended December 31 (Dollars in thousands)	2002	2001	2000
Income:			
Cash dividends from subsidiaries	$ 2,320	$ 12,384	$ 8,915
Other income from the subsidiaries	94	56	63
Other income	10	1	3
Total income	2,424	12,441	8,981
Expenses:			
Interest expense	497	9	-
Other expense	2	7	36
Total expense	499	16	36
Income before income taxes and equity in undistributed earnings of the bank	1,925	12,425	8,945
Income tax (expense) benefit	158	(16)	(9)
Net income before equity in undistributed earnings of the bank	2,083	12,409	8,936
Equity in undistributed earnings of the bank	16,120	2,351	2,684
Net income	$ 18,203	$ 14,760	$ 11,620

19. PARENT COMPANY ONLY FINANCIAL DATA (Continued)

WEST COAST BANCORP
UNCONSOLIDATED STATEMENTS OF CASH FLOW

Year ended December 31 (Dollars in thousands)	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 18,203	$ 14,760	$ 11,620
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of subsidiaries	(16,120)	(2,351)	(2,684)
(Increase) decrease in other assets	3,211	(2,730)	808
Increase in other liabilities	625	138	158
Tax benefit associated with stock options	301	185	159
Net cash provided by operating activities	6,220	10,002	10,061
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from long-term borrowings	7,500	5,155	-
Net proceeds from issuance of common stock	1,148	813	1,034
Repurchase of common stock	(13,081)	(6,597)	(8,009)
Dividends paid and cash paid for fractional shares	(4,699)	(4,465)	(4,167)
Other, net	565	151	267
Net cash used in financing activities	(8,567)	(4,943)	(10,875)
Net increase (decrease) in cash and cash equivalents	(2,347)	5,059	(814)
Cash and cash equivalents at beginning of year	7,451	2,392	3,206
Cash and cash equivalents at end of year	$ 5,104	$ 7,451	$ 2,392

20. SEGMENT AND RELATED INFORMATION

Bancorp accounts for intercompany fees and services at an estimated fair value according to regulatory requirements for the service provided. Intercompany items relate primarily to the use of accounting, human resources, data processing and marketing services provided by the Parent Company. All other accounting policies are the same as those described in the summary of significant accounting policies.

Summarized financial information concerning Bancorp's reportable segments and the reconciliation to Bancorp's consolidated results is shown in the following table. The "Other" column includes Bancorp's Trust operations and corporate related items including support services such as accounting, human resources, data processing and marketing. Investment in subsidiaries is netted out of the presentations below. The "Intersegment" column identifies the intersegment activities of revenues, expenses and other assets, between the "Banking" and "Other" segment.

(Dollars in thousands)	As of and for the year ended December 31, 2002			
	Banking	Other	Intersegment	Consolidation
Interest income	$ 95,937	$ 684	$ (593)	$ 96,028
Interest expense	28,139	986	(593)	28,532
Net interest income (expense)	67,798	(302)	-	67,496
Provision for loan loss	4,979	-	-	4,979
Noninterest income	17,161	1,688	(155)	18,694
Noninterest expense	52,467	1,706	(155)	54,018
Income (loss) before income taxes	27,513	(320)	-	27,193
Provision (benefit) for income taxes	9,120	(130)	-	8,990
Net income (loss)	$ 18,393	$ (190)	$ -	$ 18,203
Depreciation and amortization	$ 3,582	$ 1	$ -	$ 3,583
Assets	$ 1,530,746	$ 7,940	$ (6,359)	$ 1,532,327
Loans, net	$ 1,143,077	$ 12,887	$ (12,887)	$ 1,143,077
Deposits	$ 1,272,467	$ -	$ (6,014)	$ 1,266,453
Equity	$ 139,702	$ (6,315)	$ -	$ 133,387

(Dollars in thousands)	As of and for the year ended December 31, 2001			
	Banking	Other	Intersegment	Consolidation
Interest income	$ 100,179	$ 164	$ (66)	$ 100,277
Interest expense	40,619	19	(66)	40,572
Net interest income	59,560	145	-	59,705
Provision for loan loss	3,282	-	-	3,282
Noninterest income	15,431	1,750	(150)	17,031
Noninterest expense	50,515	1,634	(150)	51,999
Income before income taxes	21,194	261	-	21,455
Provision for income taxes	6,594	101	-	6,695
Net income	$ 14,600	$ 160	$ -	$ 14,760
Depreciation and amortization	$ 4,077	$ 1	$ -	$ 4,078
Assets	$ 1,434,315	$ 10,230	$ (8,844)	$ 1,435,701
Loans, net	$ 1,069,798	$ 5,155	$ (5,155)	$ 1,069,798
Deposits	$ 1,179,772	$ -	$ (8,339)	$ 1,171,433
Equity	$ 121,492	$ 7,298	$ -	$ 128,790

20. SEGMENT AND RELATED INFORMATION (Continued)

(Dollars in thousands)	As of and for the year ended December 31, 2000			
	Banking	Other	Intersegment	Consolidation
Interest income	$ 107,820	$ 161	$ (68)	$ 107,913
Interest expense	48,147	3	(68)	48,082
Net interest income	59,673	158	-	59,831
Provision for loan loss	2,068	-	-	2,068
Noninterest income	12,023	1,987	(137)	13,873
Noninterest expense	52,801	1,909	(137)	54,573
Income before income taxes	16,827	236	-	17,063
Provision for income taxes	5,354	89	-	5,443
Net income	$ 11,473	$ 147	$ -	$ 11,620
Depreciation and amortization	$ 4,272	$ 5	$ -	$ 4,277
Assets	$ 1,353,676	$ 5,026	$ (3,741)	$ 1,354,961
Loans, net	$ 985,968	$ -	$ -	$ 985,968
Deposits	$ 1,079,760	$ -	$ (3,152)	$ 1,076,608
Equity	$ 117,055	$ 4,214	$ -	$ 121,269

QUARTERLY FINANCIAL INFORMATION (unaudited)

(Dollars in thousands, except per share data)	March 31,	June 30,	September 30,	December 31,
2002				
Interest income	$ 23,658	$ 23,859	$ 24,882	$ 23,629
Interest expense	7,599	7,013	7,504	6,416
Net interest income	16,059	16,846	17,378	17,213
Provision for loan loss	878	1,442	1,467	1,192
Noninterest income	5,215	4,510	4,264	4,705
Noninterest expense	13,964	13,087	13,183	13,784
Income before income taxes	6,432	6,827	6,992	6,942
Provision for income taxes	2,189	2,303	2,339	2,159
Net income	$ 4,243	$ 4,524	$ 4,653	$ 4,783
Earnings per common share:				
Basic	$0.27	$0.29	$0.30	$0.31
Diluted	$0.26	$0.28	$0.29	$0.30

(Dollars in thousands, except per share data)	March 31,	June 30,	September 30,	December 31,
2001				
Interest income	$ 25,980	$ 25,143	$ 24,912	$ 24,242
Interest expense	12,072	10,870	9,586	8,044
Net interest income	13,908	14,273	15,326	16,198
Provision for loan loss	525	675	920	1,162
Noninterest income	4,385	4,226	4,159	4,261
Noninterest expense	12,195	14,149	12,581	13,074
Income before income taxes	5,573	3,675	5,984	6,223
Provision for income taxes	1,890	953	1,876	1,976
Net income	$ 3,683	$ 2,722	$ 4,108	$ 4,247
Earnings per common share:				
Basic	$0.23	$0.17	$0.25	$0.27
Diluted	$0.22	$0.17	$0.25	$0.26

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

NONE.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

For information concerning directors and certain executive officers of Bancorp, see "INFORMATION WITH RESPECT TO NOMINEES AND DIRECTORS WHOSE TERMS CONTINUE" and "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" and "MANAGEMENT" in Bancorp's 2003 Annual Meeting Proxy Statement ("Proxy Statement"), which is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

For information concerning executive compensation, see "INFORMATION WITH RESPECT TO NOMINEES AND DIRECTORS WHOSE TERMS CONTINUE – Compensation Of Directors" and "EXECUTIVE COMPENSATION" in the Proxy Statement, which is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

For information concerning the security ownership of certain beneficial owners and management, see "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the Proxy Statement, which is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

For information concerning certain relationships and related transactions, see "TRANSACTIONS WITH MANAGEMENT" in the Proxy Statement, which is incorporated herein by reference.

ITEM 14. CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to ensure that information the Company must disclose in its reports filed or submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, and reported on a timely basis. Within 90 days prior to the filing of this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer ("CEO") and chief financial officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective in bringing to their attention on a timely basis information required to be disclosed by the Company in reports that it files or submits under the Exchange Act. Also, since the date of their evaluation, there have not been any significant changes in the Company's internal controls or in other factors that could significantly affect those controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

List of Financial Statements and Financial Statement Schedules

(a)(1) and (2) Financial Statements:

The financial statements and related documents listed in the index set forth in Item 8 of this report are filed as part of this report.

All other schedules to the consolidated financial statements required by Regulation S-X are omitted because they are not applicable, not material or because the information is included in the consolidated financial statements or related notes.

(3) Exhibits:
Exhibits are listed in the Exhibit Index beginning on page 65 of this report.

(b) During the three months ended December 31, 2002 Bancorp filed the following current report on Form 8-K:

None

(c) Exhibits:
The response to this portion of Item 15 is submitted as a separate section of this report entitled, "Index to Exhibits."

(d) Financial Statement Schedules:
None

SIGNATURES AND CERTIFICATIONS

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 3rd day of March, 2003.

WEST COAST BANCORP

(Registrant)

By: /s/ Robert D. Sznewajs
President and CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 25th day of February, 2003.

Principal Executive Officer:

/s/ Robert D. Sznewajs Robert D. Sznewajs	President and CEO and Director

Principal Financial Officer:

/s/ Anders Giltvedt Anders Giltvedt	Executive Vice President and Chief Financial Officer

Principal Accounting Officer:

/s/ Kevin M. McClung Kevin M. McClung	Vice President and Controller

Remaining Directors:

/s/ Lloyd D. Ankeny
Lloyd D. Ankeny, Chairman

/s/ Michael J. Bragg
Michael J. Bragg

/s/ William B. Loch
William B. Loch

/s/ Jack E. Long
Jack E. Long

/s/ Duane C. McDougall
Duane C. McDougall

/s/ Steven Oliva
Steven Oliva

/s/ J.F. Ouderkirk
J.F. Ouderkirk

/s/ Steven Spence
Steven Spence

/s/ Nancy Wilgenbusch
Nancy Wilgenbusch

Certification of Chief Executive Officer

I, Robert D. Sznewajs, certify that:

1. I have reviewed this Annual Report on Form 10-K of West Coast Bancorp;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

   (c) Presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: February 28, 2003
/s/ Robert D. Sznewajs
Chief Executive Officer and President

Certification of Chief Financial Officer

I, Anders Giltvedt, certify that:

1. I have reviewed this Annual Report on Form 10-K of West Coast Bancorp;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

   (c) Presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: February 28, 2003
/s/ Anders Giltvedt
Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Exhibit
3.1	Restated Articles of Incorporation[1]
3.2	Restated Bylaws[2]
4	The Company has incurred long-term indebtedness as to which the amount involved is less than ten percent of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish instruments relating to such indebtedness to the Commission upon its request
10.1	Salary Continuation Agreement between the Company and West Coast Bank and Cynthia Sparacio dated April 1, 2001[3]
10.2	Salary Continuation Agreement between the Company and West Coast Bank and David Prysock dated April 1, 2001[3]
10.3	Salary Continuation Agreement between the Company and West Coast Bank and James D. Bygland dated April 1, 2001[3]
10.4	Salary Continuation Agreement between the Company and West Coast Bank and Richard Rasmussen dated April 1, 2001[3]
10.5	Salary Continuation Agreement between the Company and West Coast Bank and Xandra McKeown dated April 1, 2001[3]
10.6	Change of Control Employment Agreement between the Company and Robert D. Sznewajs dated January 1, 2000[4]
10.7	Change of Control Employment Agreement between the Company and Anders Giltvedt dated July 25, 2000[5]
10.8	Form of Indemnification Agreement[6]
10.9	401(k) Profit Sharing Plan[7]
10.10	Directors' Deferred Compensation Plan[7]
10.11	Executives' Deferred Compensation Plan[7]
10.12	Combined 1991 Incentive Stock Option Plan and 1991 Nonqualified Stock Option Plan[8]
10.13	Directors' Stock Option Plan and Form of Agreement[9]
10.14	Incentive Stock Option Plan and Form of Agreement[9]
10.15	Nonqualified Stock Option Plan and Form of Agreement[9]
10.16	1999 Stock Option Plan and Form of Agreement[10]
10.17	1999 Director Stock Option Plan and Form of Agreement[11]
10.18	2000 Restricted Stock Plan[12]

---

[1] Incorporated by reference to Exhibit 3.1 of Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

[2] Incorporated by reference to Exhibits 3.2 of the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

[3] Incorporated by reference to Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5 of the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

[4] Incorporated by reference to Exhibits 10.1 and 10.2 of the Company's Current Report on Form 8-K filed January 7, 2000.

[5] Incorporated by reference to Exhibit 10-8 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

[6] Incorporated by reference to Exhibits 10.1, 10.2 and 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

[7] Incorporated by reference to Exhibits 99.1, 99.2, 99.3 and 99.5 of Company's S-8 Registration Statement, Registration No. 333-01649.

[8] Incorporated by reference to Exhibits 99.1 and 99.2 of Company's S-8 Registration Statement, Registration No. 333-01651.

[9] Incorporated by reference to Exhibits 99.1, 99.2, 99.3 and 99.5 of Company's S-8 Registration Statement, Registration No. 33-60259.

[10] Incorporated by reference to Exhibits 99.1 and 99.2 of Company's S-8 Registration Statement, Registration No. 333-86113.

[11] Incorporated by reference to Exhibits 99.1 and99.2 of Company's S-8 Registration Statement, Registration No. 333-35318.

[12] Incorporated by reference to Exhibit 99.2 of Company's S-8 Registration Statement, Registration No. 333-35208.

INDEX TO EXHIBITS (continued)

Exhibit No.	Exhibit
10.19	Incentive Stock Option and Nonstatutory Stock Option Plan and Employee Stock Option Plan of Vancouver Bancorp and Forms of Agreements[13]
10.20	2002 Stock Incentive Plan ("2002 Plan") and Form of Option Agreement and Restricted Stock Agreement. [14]
21.1	Subsidiaries of the Company
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Arthur Andersen LLP[15]
99.1	Certification of Chief Executive Officer of West Coast Bancorp
99.2	Certification of Chief Financial Officer of West Coast Bancorp

---

[13] Incorporated by reference to Exhibits 99.1 - 99.6 of Company's S-8 Registration Statement, Registration No. 333-09721.

[14] Incorporated by reference to Exhibits 10.1, 10.2, and 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

[15] Until July 2001, Arthur Andersen LLP ("Arthur Andersen") served as Bancorp's independent auditors. As a result, the registrant's statements of income, cash flows, and changes in stockholders' equity for the one-year period ended December 31, 2000, included in this report were audited by Arthur Andersen, as stated in their report dated January 18, 2001. A copy of the Arthur Andersen report has been included in this report on page 32. After reasonable efforts, Bancorp was not able to obtain a consent from Arthur Andersen to the incorporation of their report contained in this Annual Report in the registration statements on Form S-8 (File Nos. 333-35318, 333-352008, 333-86113, 333-09721, 333-01649, and 033-60259) as required by Section 7 of the Securities Act of 1933, as amended (the "Securities Act"). Under these circumstances, Rule 437a under the Securities Act permits Bancorp to file this report without such consent. Because Arthur Andersen has not consented to incorporation by reference of their report in these registration statements, purchasers of securities registered thereunder will not be able to sue Arthur Andersen pursuant to Section 11 of the Securities Act for any untrue statements of a material fact contained in our financial statements audited by Arthur Andersen LLP or any omission to state a material fact required to be stated therein, and may have their recovery limited as a result of the lack of consent.

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of West Coast Bancorp (the "Company") on Form 10-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert D. Sznewajs, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: February 28, 2003
/s/ Robert D. Sznewajs
Chief Executive Officer and President

Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of West Coast Bancorp (the "Company") on Form 10-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Anders Giltvedt, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: February 28, 2003
/s/ Anders Giltvedt
Executive Vice President and Chief Financial Officer

EXHIBIT 23.1
INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-88382, 333-35318, 333-35208, 333-86113, 333-09721, 333-01649 and 033-60259 of West Coast Bancorp on Form S-8 of our report dated February 14, 2003 appearing in the Annual Report on Form 10-K of West Coast Bancorp for the year ended December 31, 2002.

DELOITTE & TOUCHE LLP
Portland, Oregon
February 28, 2003







WEST COAST BANK

West Coast Bancorp
5335 Meadows Road, Suite 201, Lake Oswego, Oregon 97035
Telephone 503-598-3241
Fax 503-684-0781
wcb.com
NASDAQ: WCBO